9/6.

03007574

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Turkiye Garanti Bankasi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 31636 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/20/03

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Year Ended 31 December 2002

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditor's Report Thereon

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

21 February 2003

This report contains "Independent Auditor's Report" comprising 1 page and; "Unconsolidated financial statements and related disclosures and footnotes" comprising 72 pages.

Convenience Translation of the Auditor's Report Originally Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have assigned to audit the accompanying balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) as of 31 December 2002 and the related statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility as independent auditors is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the regulations on the accounting and recording rules and independent auditing standards, which are determined by the (Turkish) Banking Law Number 4389. These regulations require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; also assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 31 December 2002 and the result of its operations and cash flows for the year then ended, in accordance with the accounting principles and standards that are based on the current regulations described in Article 13 of (Turkish) Banking Law.

İstanbul
21 February 2003

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik AŞ

Ö. Cevdet Suner
Partner
Certified Public Accountant

Additional paragraph for convenience translation to English:
As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

As of 31 December 2002, Audited Unconsolidated Financial Statements and Related Disclosures and Footnotes to be Announced to Public together with Independent Auditor's Report Thereon

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 217 64 22
www.garantibank.com.tr

The Reporting Package prepared in accordance with the statement no.17 "Financial Statements and Related Disclosures and Footnotes that will be Announced to Public" as regulated by Banking Regulation and Supervision Agency (BRSA) is comprised of the following sections:

1. Unconsolidated Financial Statements
2. General Information about the Bank
3. Accounting Policies
4. Financial Position and Results of Operations
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Other Disclosures and Footnotes
7. Independent Auditor's Report

The unconsolidated financial statements and related disclosures and footnotes are prepared in accordance with the "Regulation on Accounting Standards" and the related statements and the financial records of our Bank. Unless stated otherwise, the unconsolidated financial statements are presented in TL billions as restated for the effects of inflation in equivalent purchasing power as of 31 December 2002; subject to independent audit and enclosed.

Dr. A. Mahfi Eğilmez	**S. Ergun Özen**	**Sema Yurdum**	**Aylin Aktürk/Aydın Şenel**
Board of Directors Member Responsible of Internal Control System	General Manager	Executive Vice President	Senior Vice Presidents

(Billions of Turkish Lira as restated for the effects of inflation

1 Unconsolidated Financial Statements

1.1 Balance Sheet perpared as of 31 December 2002

Presented on the pages 3 and 4.

1.2 Off-Balance Sheet Items perpared as of 31 December 2002

Presented on the page 5.

1.3 Statement of Operations prepared for the year ended 31 December 2002

Presented on the page 6.

1.4 Statement of Changes in Shareholders' Equity prepared for the year ended 31 December 2002

Presented on the page 7.

1.5 Statement of Cash Flows prepared for the year ended 31 December 2002

Presented on the page 8.

1.6 Statement of Profit Distribution perpared as of 31 December 2002

Presented on the page 9.

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2002

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2002)

	ASSETS	Footnotes	CURRENT PERIOD 31 December 2002			PRIOR PERIOD 31 December 2001		
			TL	FC	Total	TL	FC	Total
I.	CASH AND BALANCES WITH THE CENTRAL BANK OF TURKEY	5.1.1	648,549	449,301	1,097,850	88,599	1,116,042	1,204,641
1.1	Cash in TL		28,461	-	28,461	29,183	-	29,183
1.2	Cash in foreign currency		-	134,136	134,136	-	425,773	425,773
1.3	Balances with the Central Bank of Turkey		620,063	300,228	920,291	59,244	675,594	734,838
1.4	Other		25	14,937	14,962	172	14,675	14,847
II.	TRADING SECURITIES (Net)	5.1.2	308,159	1,063,747	1,371,906	73,025	2,325,115	2,398,140
2.1	Public sector debt securities		308,159	958,048	1,266,207	65,827	2,320,516	2,386,343
2.1.1	Government bonds		264,539	790,814	1,055,353	4,230	2,135,049	2,139,279
2.1.2	Treasury bills		43,620	159,451	203,071	61,597	185,467	247,064
2.1.3	Other		-	7,783	7,783	-	-	-
2.2	Share certificates		-	-	-	-	-	-
2.3	Other securities		-	105,699	105,699	7,198	4,599	11,797
III.	BANKS AND OTHER FINANCIAL INSTITUTIONS	5.1.3	150,797	486,850	637,647	208,240	1,219,885	1,428,125
3.1	Due from banks		150,797	486,850	637,647	208,240	1,219,885	1,428,125
3.1.1	Domestic banks		18,377	57,862	76,239	10,537	65,038	75,575
3.1.2	Foreign banks		132,420	428,988	561,408	197,703	1,154,847	1,352,550
3.2	Other financial institutions		-	-	-	-	-	-
IV.	INTERBANK MONEY MARKET	5.1.4	-	-	-	529,902	-	529,902
4.1	Interbank money market placements		-	-	-	529,902	-	529,902
4.2	Istanbul Stock Exchange money market placements		-	-	-	-	-	-
4.3	Receivables from reverse repurchase agreements		-	-	-	-	-	-
V.	INVESTMENT SECURITIES AVAILABLE FOR SALE (Net)	5.1.5	70,889	1,010,019	1,080,908	-	-	-
5.1	Share certificates		21,568	-	21,568	-	-	-
5.2	Other securities		49,321	1,010,019	1,059,340	-	-	-
VI.	LOANS	5.1.6	1,616,592	4,042,056	5,658,648	1,435,166	4,132,274	5,567,440
6.1	Short term		1,315,183	1,428,950	2,744,133	911,271	1,492,906	2,404,177
6.2	Medium and long term		55,971	2,613,106	2,669,077	149,456	2,639,368	2,788,824
6.3	Loans under follow-up		359,546	-	359,546	694,698	-	694,698
6.4	Specific provisions (-)		(114,108)	-	(114,108)	(320,259)	-	(320,259)
VII.	FACTORING RECEIVABLES	5.1.7	-	-	-	-	-	-
VIII.	INVESTMENT SECURITIES HELD TO MATURITY (Net)	5.1.8	1,450,475	3,563,708	5,014,183	1,342,928	3,553,730	4,896,658
8.1	Public sector debt securities		1,450,475	3,489,140	4,939,615	1,342,928	3,553,730	4,896,658
8.1.1	Government bonds		1,388,570	3,489,140	4,877,710	1,342,928	3,553,730	4,896,658
8.1.2	Treasury bills		61,905	-	61,905	-	-	-
8.1.3	Other		-	-	-	-	-	-
8.2	Other securities		-	74,568	74,568			-
IX.	INVESTMENTS AND ASSOCIATES (Net)	5.1.9	217,186	5,072	222,258	153,673	-	153,673
9.1	Financial investments and associates		9,384	5,072	14,456	9,249	-	9,249
9.2	Non-Financial investments and associates		207,802	-	207,802	144,424	-	144,424
X.	SUBSIDIARIES (Net)	5.1.10	724,087	255,353	979,440	673,021	275,532	948,553
10.1	Financial subsidiaries		162,364	255,353	417,717	169,253	275,532	444,785
10.2	Non-Financial subsidiaries		561,723	-	561,723	503,768	-	503,768
XI.	OTHER INVESTMENTS (Net)	5.1.11	-	-	-	-	-	-
XII.	FINANCIAL LEASE RECEIVABLES (Net)	5.1.12	-	-	-	-	-	-
12.1	Gross finance lease receivables		-	-	-	-	-	-
12.2	Unearned income (-)		-	-	-	-	-	-
XIII.	RESERVE DEPOSITS		169,357	797,199	966,556	128,336	889,126	1,017,462
XIV.	MISCELLANEOUS RECEIVABLES	5.1.13	5,239	33,365	38,604	309,913	140,793	450,706
XV.	ACCRUED INTEREST AND INCOME	5.1.14	177,509	661,446	838,955	100,222	722,473	822,695
15.1	Loans		37,552	191,112	228,664	49,854	321,962	371,816
15.2	Securities		113,552	468,006	581,558	30,372	396,735	427,107
15.3	Other		26,405	2,328	28,733	19,996	3,776	23,772
XVI.	PROPERTY AND EQUIPMENT (Net)	5.1.15	1,194,941	3,248	1,198,189	1,031,519	4,502	1,036,021
16.1	Cost		1,735,336	7,758	1,743,094	1,652,717	8,000	1,660,717
16.2	Accumulated Depreciation (-)		(540,395)	(4,510)	(544,905)	(621,198)	(3,498)	(624,696)
XVII.	INTANGIBLE ASSETS (Net)	5.1.16	27,416	-	27,416	23,169	-	23,169
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		80,675	-	80,675	53,647	-	53,647
17.3	Accumulated Amortisation (-)		(53,259)	-	(53,259)	(30,478)	-	(30,478)
XVIII.	OTHER ASSETS	5.1.17	413,074	17,425	430,499	626,787	18,726	645,513
	TOTAL ASSETS		7,174,270	12,388,789	19,563,059	6,724,500	14,398,198	21,122,698

Türkiye Garanti Bankası Anonim Şirketi

Balance Sheet

At 31 December 2002

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 31 December 2002)

	LIABILITIES AND EQUITY	Footnotes	CURRENT PERIOD 31 December 2002			PRIOR PERIOD 31 December 2001		
			TL	FC	Total	TL	FC	Total
I.	**DEPOSITS**	5.2.1	**4,220,669**	**8,942,734**	**13,163,403**	**3,791,313**	**9,404,355**	**13,195,668**
1.1	Bank deposits		75,917	298,302	374,219	357,879	641,131	999,010
1.2	Saving deposits		1,970,189	-	1,970,189	1,760,879	-	1,760,879
1.3	Public sector deposits		5,289	-	5,289	14,371	-	14,371
1.4	Commercial deposits		2,036,633	-	2,036,633	1,561,133	-	1,561,133
1.5	Other institutions deposits		132,641	-	132,641	97,051	-	97,051
1.6	Foreign currency deposits		-	8,604,948	8,604,948	-	8,714,649	8,714,649
1.7	Precious metals vault accounts		-	39,484	39,484	-	48,575	48,575
II.	**INTERBANK MONEY MARKET**	5.2.2	**271,531**	**833,950**	**1,105,481**	**129,008**	**493,540**	**622,548**
2.1	Interbank money market takings		-	31,975	31,975	129,008	493,540	622,548
2.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
2.3	Funds provided under repurchase agreements		271,531	801,975	1,073,506	-	-	-
III.	**FUNDS BORROWED**	5.2.3	**206,428**	**2,353,745**	**2,560,173**	**66,476**	**4,284,947**	**4,351,423**
3.1	Funds borrowed from the Central Bank of Turkey		-	-	-	-	205,534	205,534
3.2	Other funds borrowed		206,428	2,353,745	2,560,173	66,476	4,079,413	4,145,889
3.2.1	Domestic banks and institutions		206,428	41,278	247,706	66,476	102,285	168,761
3.2.2	Foreign banks, institutions and funds		-	2,312,467	2,312,467	-	3,977,128	3,977,128
IV.	**SECURITIES ISSUED (Net)**	5.2.4	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset backed securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**FUNDS**	5.2.5	-	-	-	-	-	-
VI.	**MISCELLANEOUS PAYABLES**	5.2.6	**43,179**	**3,695**	**46,874**	**26,393**	**14,746**	**41,139**
VII.	**OTHER EXTERNAL RESOURCES PAYABLE**	5.2.7	**122,333**	**455,743**	**578,076**	**93,971**	**621,278**	**715,249**
VIII.	**TAXES AND OTHER DUTIES PAYABLE**	5.2.8	**33,475**	**40**	**33,515**	**65,613**	**22**	**65,635**
IX.	**FACTORING PAYABLES**	5.2.9	-	-	-	-	-	-
X.	**FINANCIAL LEASE PAYABLES (Net)**	5.2.10	**689**	**9,438**	**10,127**	-	-	-
10.1	Financial lease payables		689	9,438	10,127	-	-	-
10.2	Deferred financial lease expenses (-)		-	-	-	-	-	-
XI.	**ACCRUED INTEREST AND EXPENSES**	5.2.11	**138,707**	**48,771**	**187,478**	**87,242**	**91,874**	**179,116**
11.1	Deposits		120,464	18,313	138,777	72,959	30,982	103,941
11.2	Borrowings		10,661	13,265	23,926	10,955	47,270	58,225
11.3	Repurchase agreements		353	683	1,036	-	-	-
11.4	Other		7,229	16,510	23,739	3,328	13,622	16,950
XII.	**PROVISIONS**	5.2.12	**194,721**	**4,856**	**199,577**	**353,410**	**6,033**	**359,443**
12.1	General provisions		33,049	2,158	35,207	39,995	4,521	44,516
12.2	Reserve for employee termination benefits		10,570	-	10,570	12,521	-	12,521
12.3	Provisions for income taxes		1,488	-	1,488	-	-	-
12.4	Other provisions		149,614	2,698	152,312	300,894	1,512	302,406
XIII.	**SUBORDINATED LOANS**	5.2.13	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	5.2.14	**1,665,616**	**12,739**	**1,678,355**	**1,592,477**	-	**1,592,477**
14.1	Paid-in capital		791,748	-	791,748	750,000	-	750,000
14.2	Supplementary capital		750,512	12,739	763,251	1,777,930	-	1,777,930
14.2.1	Share premium		-	-	-	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Securities value increase fund		1,446	12,739	14,185	-	-	-
14.2.4	Revaluation fund		1,904	-	1,904	1,904	-	1,904
14.2.5	Revaluation surplus		-	-	-	-	-	-
14.2.6	Other capital reserves		2,163	-	2,163	-	-	-
14.2.7	Capital reserves from inflation adjustments to paid-in capital		744,999	-	744,999	1,776,026	-	1,776,026
14.3	Profit reserves		282	-	282	293,889	-	293,889
14.3.1	Legal reserves		-	-	-	251,399	-	251,399
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		-	-	-	42,490	-	42,490
14.3.4	Other profit reserves		282	-	282	-	-	-
14.4	Profit or loss		123,074	-	123,074	(1,229,342)	-	(1,229,342)
14.4.1	Prior year income/loss		-	-	-	(932,721)	-	(932,721)
14.4.2	Current year income/loss		123,074	-	123,074	(296,621)	-	(296,621)
	TOTAL LIABILITIES AND EQUITY		**6,897,348**	**12,665,711**	**19,563,059**	**6,205,903**	**14,916,795**	**21,122,698**

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 31 December 2002

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 31 December 2002)

OFF-BALANCE SHEET ITEMS	Footnotes	CURRENT PERIOD 31 December 2002			PRIOR PERIOD 31 December 2001		
		TL	FC	Total	TL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)		**3,471,285**	**7,007,776**	**10,479,061**	**1,273,357**	**10,006,007**	**11,279,364**
I. GUARANTEES	5.4.1	**884,695**	**3,850,574**	**4,735,269**	**1,008,906**	**5,050,992**	**6,059,898**
1.1. Letters of guarantee		884,695	2,466,183	3,350,878	1,008,906	3,355,298	4,364,204
1.1.1. Guatantees subject to State Tender Law		884,695	-	884,695	204,746	-	204,746
1.1.2. Guarantees given for foreign trade operations		-	2,466,183	2,466,183	18	3,352,817	3,352,835
1.1.3. Other letters of guarantee		-	-	-	804,142	2,481	806,623
1.2. Banks loans		-	400,996	400,996	-	478,868	478,868
1.2.1. Import letter of acceptance		-	400,996	400,996	-	473,354	473,354
1.2.2. Other bank acceptances		-	-	-	-	5,514	5,514
1.3. Letters of credit		-	950,180	950,180	-	1,189,535	1,189,535
1.3.1. Documentary letters of credit		-	950,180	950,180	-	1,189,535	1,189,535
1.3.2. Other letters of credit		-	-	-	-	-	-
1.4. Prefinancing given as guarantee		-	20,425	20,425	-	21,900	21,900
1.5. Endorsements		-	-	-	-	-	-
1.5.1. Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2. Other endorsements		-	-	-	-	-	-
1.6. Securities issue purchase guatantees		-	-	-	-	-	-
1.7. Other guarantees		-	-	-	-	-	-
1.8. Other collaterals		-	12,790	12,790	-	5,391	5,391
II. COMMITMENTS	5.4.2	**2,544,089**	**6,501**	**2,550,590**	**154,731**	**39,112**	**193,843**
2.1. Irrevocable commitments		2,544,089	6,501	2,550,590	154,731	39,112	193,843
2.1.1. Asset purchase commitments		-	-	-	-	-	-
2.1.2. Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3. Share capital commitment to associates and subsidiaries		45,479	640	46,119	39,069	743	39,812
2.1.4. Loan granting commitments		-	-	-	-	-	-
2.1.5. Securities issue brokerage commitments		-	-	-	-	-	-
2.1.6. Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7. Commitments for credit card limits		2,486,472	-	2,486,472	-	-	-
2.1.8. Other irrevocable commitments		12,138	5,861	17,999	-	38,369	38,369
2.1.9. Repurchase agreements		-	-	-	115,662	-	115,662
2.2. Revocable commitments		-	-	-	-	-	-
2.2.1. Revocable loan granting commitments		-	-	-	-	-	-
2.2.2. Other revocable commitments		-	-	-	-	-	-
III. DERIVATIVE FINANCIAL INSTRUMENTS		**42,501**	**3,150,701**	**3,193,202**	**109,720**	**4,915,903**	**5,025,623**
3.1. Forward foreign currency buy/sell transactions	5.4.3	38,899	2,757,225	2,796,124	109,720	4,345,256	4,454,976
3.1.1. Forward foreign currency transactions-buy		18,664	1,397,144	1,415,808	393	2,225,608	2,226,001
3.1.2. Forward foreign currency transactions-sell		20,235	1,360,081	1,380,316	109,327	2,119,648	2,228,975
3.2. Swap transactions related to foreign currency and interest rates		3,602	309,239	312,841	-	153,228	153,228
3.2.1. Foreign currency swap-buy		168	156,537	156,705	-	74,698	74,698
3.2.2. Foreign currency swap-sell		3,434	152,702	156,136	-	74,698	74,698
3.2.3. Interest rate swaps-buy		-	-	-	-	2,287	2,287
3.2.4. Interest rate swaps-sell		-	-	-	-	1,545	1,545
3.3. Foreign currency and interest rate options		-	-	-	-	-	-
3.3.1. Foreign currency options-buy		-	-	-	-	-	-
3.3.2. Foreign currency options-sell		-	-	-	-	-	-
3.3.3. Interest rate options-buy		-	-	-	-	-	-
3.3.4. Interest rate options-sell		-	-	-	-	-	-
3.4. Foreign currency futures		-	-	-	-	-	-
3.4.1. Foreign currency futures-buy		-	-	-	-	-	-
3.4.2. Foreign currency futures-sell		-	-	-	-	-	-
3.5. Interest rate futures		-	-	-	-	-	-
3.5.1. Interest rate futures-buy		-	-	-	-	-	-
3.5.2. Interest rate futures-sell		-	-	-	-	-	-
3.6. Other		-	84,237	84,237	-	417,419	417,419
B CUSTODY AND PLEDGED ITEMS (IV+V)		**11,990,978**	**16,174,302**	**28,165,280**	**10,584,197**	**14,092,975**	**24,677,172**
IV. ITEMS HELD IN CUSTODY	5.4.4	**5,318,466**	**2,058,562**	**7,377,028**	**3,592,585**	**1,523,899**	**5,116,484**
4.1. Profit or loss		382	1,345	1,727	516	1,378	1,894
4.2. Investment securities held in custody		4,550,694	1,486,629	6,037,323	2,863,549	827,374	3,690,923
4.3. Checks received for collection		674,432	58,530	732,962	523,335	76,722	600,057
4.4. Commercial notes received for collection		87,509	483,201	570,710	82,673	585,649	668,322
4.5. Other assets received for collection		236	1,774	2,010	309	4,439	4,748
4.6. Assets received for public offering		-	-	-	-	-	-
4.7. Other items under custody		5,213	27,083	32,296	122,203	28,337	150,540
4.8. Custodians		-	-	-	-	-	-
V. PLEDGED ITEMS		**6,672,512**	**14,115,740**	**20,788,252**	**6,991,612**	**12,569,076**	**19,560,688**
5.1. Securities		50,730	32,207	82,937	25,306	33,992	59,298
5.2. Guarantee notes		976,879	3,135,235	4,112,114	1,121,626	3,177,886	4,299,512
5.3. Commodity		2,946	-	2,946	5,147	-	5,147
5.4. Warranty		-	-	-	-	-	-
5.5. Immovables		3,101,505	1,128,292	4,229,797	3,183,904	636,882	3,820,786
5.6. Other pledged items		2,540,282	9,820,006	12,360,288	2,203,926	8,559,214	10,763,140
5.7. Pledged items-depository		170	-	170	451,703	161,102	612,805
TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**15,462,263**	**23,182,078**	**38,644,341**	**11,857,554**	**24,098,982**	**35,956,536**

Türkiye Garanti Bankası Anonim Şirketi
Statement of Operations
For the year ended 31 December 2002
(Billions of Turkish Lira as resatated for the effects of
inflation in equivalent purchasing power as of 31 December 2002)

	INCOME AND EXPENSE ITEMS	Footnotes	CURRENT PERIOD 2002	PRIOR PERIOD 2001
I.	**INTEREST INCOME**	**5.3.1**	**3,049,205**	**3,729,042**
1.1	Interest on loans		963,335	1,638,448
1.1.1	Interest on TL loans		671,253	1,074,943
1.1.1.1	Short term loans		638,619	845,106
1.1.1.2	Medium and long term loans		32,634	229,837
1.1.2	Interest on foreign currency loans		287,283	554,213
1.1.2.1	Short term loans		140,098	236,171
1.1.2.2	Medium and long term loans		147,185	318,042
1.1.3	Interest on loans under follow-up		4,799	9,292
1.1.4	Premiums received from Resource Utilisation Support Fund		-	-
1.2	Interest received from reserve deposits		57,345	10,552
1.3	Interest received from banks		148,431	454,000
1.3.1	The Central Bank of Turkey		7,806	8,501
1.3.2	Domestic banks		31,123	339,545
1.3.3	Foreign banks		109,502	105,954
1.4	Interest received from money market transactions		108,358	97,613
1.5	Interest received from marketable securities portfolio		1,722,797	1,464,294
1.5.1	Trading securities		453,076	420,635
1.5.2	Available-for-sale securities		41,817	-
1.5.3	Held to maturity securities		1,227,904	1,043,659
1.6	Other interest income		48,939	64,135
II.	**INTEREST EXPENSE**	**5.3.2**	**(2,374,083)**	**(2,851,812)**
2.1	Interest on deposits		(2,015,398)	(2,356,573)
2.1.1	Bank deposits		(130,392)	(935,152)
2.1.2	Saving deposits		(1,033,815)	(804,905)
2.1.3	Public sector deposits		(1,614)	(3,639)
2.1.4	Commercial deposits		(594,753)	(191,683)
2.1.5	Other institutions deposits		(29,196)	(28,422)
2.1.6	Foreign currency deposits		(225,574)	(392,524)
2.1.7	Precious metals vault accounts		(54)	(248)
2.2	Interest on money market transactions		(5,988)	(113,645)
2.3	Interest on funds borrowed		(346,537)	(377,036)
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic banks		(45,792)	(40,211)
2.3.3	Foreign banks		(300,745)	(274,006)
2.3.4	Other financial institutions		-	(62,819)
2.4	Interest on securities issued		-	-
2.5	Other interest expense		(6,160)	(4,558)
III.	**NET INTEREST INCOME (I - II)**		**675,122**	**877,230**
IV.	**NET FEES AND COMMISSIONS INCOME**		**279,120**	**131,308**
4.1	Fees and commissions received		475,119	388,132
4.1.1	Cash loans		77,116	20,012
4.1.2	Non-cash loans		53,635	55,371
4.1.3	Other		344,368	312,749
4.2	Fees and commissions paid		(195,999)	(256,824)
4.2.1	Cash loans		(10,439)	(25,769)
4.2.2	Non-cash loans		(492)	(571)
4.2.3	Other		(185,068)	(230,484)
V.	**DIVIDEND INCOME**		**2,918**	**4,292**
5.1	Trading securities		-	-
5.2	Available-for-sale securities		2,918	4,292
VI.	**NET TRADING INCOME/LOSS**		**(21,304)**	**(172,797)**
6.1	Profit/losses on trading account securities (Net)		303,198	329,040
6.2	Foreign exchange gains/losses (Net)		(324,502)	(501,837)
VII.	**PROFIT/LOSS FROM "HELD TO MATURITY" SECURITIES**	**5.3.3**	-	-
VIII.	**OTHER OPERATING INCOME**	**5.3.4**	**63,192**	**148,443**
IX.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII+VIII)**		**999,048**	**988,476**
X.	**PROVISION FOR LOAN LOSSES OR OTHER RECEIVABLES (-)**	**5.3.5**	**(168,554)**	**(539,401)**
XI.	**OTHER OPERATING EXPENSES (-)**	**5.3.6**	**(726,450)**	**(883,739)**
XII.	**NET OPERATING PROFIT/LOSS (IX-X-XI)**		**104,044**	**(434,664)**
XIII.	**INCOME/LOSSES FROM ASSOCIATES AND SUBSIDIARIES**	**5.3.7**	**56,211**	**156,962**
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		**(25,693)**	**(130,474)**
XV.	**PROFIT/LOSS BEFORE TAXES (XII+XIII+XIV)**		**134,562**	**(408,176)**
XVI.	**PROVISION FOR TAXES ON INCOME (-)**		**(11,488)**	**147,849**
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV-XVI)**		**123,074**	**(260,327)**
XVIII.	**EXTRAORDINARY INCOME/EXPENSE AFTER TAXES**	**5.3.8**	-	(36,294)
18.1	Extraordinary net income/expense before taxes		-	(36,294)
18.1.1	Extraordinary income		-	-
18.1.2	Extraordinary expense (-)		-	(36,294)
18.2	Provision for taxes on extraordinary income		-	-
XIX.	**NET PROFIT/LOSS (XVII+XVIII)**	**5.3.9**	**123,074**	(296,621)
	EARNINGS PER SHARE (full TL amount per TL,000 face value each)		**155**	(395)

ürkiye Garanti Bankası Anonim Şirketi
atement of Changes in Shareholders' Equity
r the Year Ended 31 December 2002
llions of Turkish Lira as restated for the effects of
lation in equivalent purchasing power as of 31 December 2002)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Profit/(Loss)	Prior Period Profit/(Loss)	Revaluation Fund	Revaluation Surplus	Securities Value Increase Fund	Total
PRIOR PERIOD - 2001															
Balances at beginning of period		260,000	1,650,045	-	-	232,238	-	549,474	42,058	-	(846,621)	-	-	235,079	2,122,273
Foreign exchange differences		-	-	-	-	-	-	-	432	-	(432)	-	-	-	-
Net profit for the period		-	-	-	-	-	-	-	-	(296,621)	-	-	-	-	(296,621)
Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers to legal reserves		-	-	-	-	19,161	-	66,507	-	-	(85,668)	-	-	-	-
Convertible bonds		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of share certificates		490,000	125,981	-	-	-	-	(615,981)	-	-	-	-	-	-	-
Revaluation increment		-	-	-	-	-	-	-	-	-	-	1,904	-	(235,079)	(233,175)
Balances at end of period (1+2+3+4+5+6+7+8)		750,000	1,776,026	-	-	251,399	-	-	42,490	(296,621)	(932,721)	1,904	-	-	1,592,477
CURRENT PERIOD - 2002															
Balances at beginning of period		750,000	1,776,026	-	-	251,399	-	-	42,490	-	(1,229,342)	1,904	-	-	1,592,477
Effect of prior period adjustments on the opening balance sheet	3.11, 5.5.6	-	-	-	-	-	-	-	-	-	(53,822)	-	-	-	(53,822)
Adjusted balances at beginning of period		750,000	1,776,026	-	-	251,399	-	-	42,490	-	(1,283,164)	1,904	-	-	1,538,655
Compensation of prior periods losses	5.5.7	-	(1,035,567)	-	-	(251,399)	-	-	(42,490)	-	1,329,456	-	-	-	-
Increases during the period															
"Available-for-sale" securities	5.5.1.1	-	-	-	-	-	-	-	-	-	-	-	-	14,185	-
Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash flow hedges	5.5.1.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net fair value gains/losses		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign exchange differences	5.5.1.3	-	(4)	-	-	-	-	-	282	-	-	-	-	-	278
Transfers															
"Available-for-sale" securities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash flow hedges		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transferred to net profit		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transferred to net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net current period profit		-	-	-	-	-	-	-	-	123,074		-	-	-	123,074
Dividends	5.5.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transferred to legal reserves	5.5.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of share certificates	5.5.5	41,748	4,544	-	-	-	-	-	-	-	(46,292)	-	-	-	-
Revaluation increment		-	-	-	-	-	-	-	2,163	-	-	-	-	-	2,163
Balances at end of period (1+2+3+4+5+6+7+8+9+10+11+12)		791,748	744,999	-	-	-	-	-	2,445	123,074	-	1,904	-	14,185	1,678,355

Türkiye Garanti Bankası Anonim Şirketi

Statement of Cash Flows

For the Year Ended 31 December 2002

(Billions of Turkish Lira as restated for the effects of inflation in equivalent purchasing power as of 31 December 2002)

	STATEMENT OF CASH FLOWS	Footnotes	CURRENT PERIOD 2002	PRIOR PERIOD 2001
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	**1.1. Operating profit before changes in operating assets and liabilities**		**664,210**	**273,652**
1.1.1	Interest received		3,009,738	3,546,867
1.1.2	Interest paid		(2,363,278)	(3,001,232)
1.1.3	Dividend received		59,129	161,254
1.1.4	Fees and commissions received		279,120	131,308
1.1.5	Other income		366,390	(99,780)
1.1.5	Collections from previously written off loans and other receivables		-	-
1.1.6	Payments to personnel and service suppliers		(624,882)	(341,374)
1.1.7	Taxes paid		-	-
1.1.8	Extaordinary items		-	-
1.1.9	Other	5.6.1	(62,008)	(123,391)
1.2	**Changes in operating assets and liabilities**		**1,042,058**	**3,701,008**
1.2.1	Net increase (decrease) in trading securities		1,026,234	(42,438)
1.2.2	Net increase (decrease) in due from banks and other financial institutions		971,044	(613,265)
1.2.3	Net increase (decrease) decrease in loans		(129,231)	632,419
1.2.4	Net increase (decrease) in other assets		668,022	(1,360,051)
1.2.5	Net increase (decrease) in bank deposits		(624,792)	-
1.2.6	Net increase (decrease) in other deposits		592,526	4,715,753
1.2.7	Net increase (decrease) in funds borrowed		(1,308,315)	57,239
1.2.8	Net increase (decrease) in matured payables		-	-
1.2.9	Net increase (decrease) in other liabilities	5.6.1	(153,430)	311,351
I.	**Net cash provided from banking operations**		**1,706,268**	**3,974,660**
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	**Net cash used in investing activities**		**(1,671,567)**	**(3,123,358)**
2.1	Cash paid for purchase of investments, associates and subsidiaries		(200,633)	(639,039)
2.2	Cash obtained from sale of investments, associates and subsidiaries		16,644	510,160
2.3	Fixed assets purchases		(382,917)	(359,162)
2.4	Fixed assets sales		98,222	170,012
2.5	Cash paid for purchase of investments available for sale		(1,085,358)	-
2.6	Cash obtained from sale of investments available for sale		-	-
2.7	Cash paid for purchase of investment securities		(117,525)	(2,805,329)
2.8	Cash obtained from sale of investment securities		-	-
2.9	Extraordinary items		-	-
2.10	Other		-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	**Net cash used in financing activities**		**(2,443)**	**(4,156)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		-	-
3.4	Dividends paid		-	-
3.5	Payments for finance leases		(2,443)	(4,156)
3.6	Extraordinary items		-	-
3.7	Other	5.6.1	-	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	5.6.1	**(324,502)**	**(501,838)**
V.	**Net increase (decrease) in cash and cash equivalents (I+II+III+IV)**		**(292,244)**	**345,308**
VI.	**Cash and cash equivalents at beginning of period**		**469,803**	**124,495**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6.4	**177,559**	**469,803**

Türkiye Garanti Bankası Anonim Şirketi
Statement of Profit Distribution

At 31 December 2002

(Billions of Turkish Lira as restated for the effects of
inflation in equivalent purchasing power as of 31 December 2002)

	PROFIT DISTRIBUTION	CURRENT PERIOD 2002	PRIOR PERIOD 2001
I.	**DISTRIBUTION OF CURRENT YEAR INCOME**		
1.1	CURRENT YEAR INCOME	134,562	
1.2	TAXES AND DUTIES PAYABLE (-)	(11,488)	
1.2.1	Corporate Tax (Income tax)	(11,488)	
1.2.2	Income witholding tax		
1.2.3	Other taxes and duties		
A.	**NET INCOME FOR THE YEAR (-)**	123,074	
1.3	PRIOR YEARS LOSSES (-)		
1.4	FIRST LEGAL RESERVES (-)		
1.5	OTHER STATUTORY RESERVES (-)		
B.	**NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(++)]**		
1.6	FIRST DIVIDEND TO SHAREHOLDERS (-)		
1.6.1	To owners of ordinary shares		
1.6.2	To owners of privileged shares		
1.6.3	To owners of redeemed shares		
1.6.4	To profit sharing bonds		
1.6.5	To holders of profit and loss sharing certificates		
1.7	DIVIDENDS TO PERSONNEL (-)		
1.8	DIVIDENDS TO BOARD OF DIRECTORS (-)		
1.9	SECOND DIVIDEND TO SHAREHOLDERS (-)		
1.9.1	To owners of ordinary shares		
1.9.2	To owners of privileged shares		
1.9.3	To owners of redeeemed shares		
1.9.4	To profit sharing bonds		
1.9.5	To holders of profit and loss sharing certificates		
1.10	SECOND LEGAL RESERVES (-)		
1.11	STATUTORY RESERVES (-)		
1.12	GENERAL RESERVES		
1.13	OTHER RESERVES		
1.14	SPECIAL FUNDS		
II.	**DISTRIBUTION OF RESERVES**		
2.1	APPROPRIATED RESERVES		
2.2	SECOND LEGAL RESERVES (-)		
2.3	DIVIDENDS TO SHAREHOLDERS (-)		
2.3.1	To owners of ordinary shares		
2.3.2	To owners of privileged shares		
2.3.3	To owners of redeemed shares		
2.3.4	To profit sharing bonds		
2.3.5	To holders of profit and loss sharing certificates		
2.4	DIVIDENDS TO PERSONNEL (-)		
2.5	DIVIDENDS TO BOARD OF DIRECTORS (-)		
III.	**EARNINGS PER SHARE**		
3.1	TO OWNERS OF ORDINARY SHARES	155	
3.2	TO OWNERS OF ORDINARY SHARES (%)	15.5%	
3.3	TO OWNERS OF PRIVILAGED SHARES		
3.4	TO OWNERS OF PRIVILAGED SHARES (%)		
IV.	**DIVIDEND PER SHARE**		
4.1	TO OWNERS OF ORDINARY SHARES		
4.2	TO OWNERS OF ORDINARY SHARES (%)		
4.3	TO OWNERS OF PRIVILAGED SHARES		
4.4	TO OWNERS OF PRIVILAGED SHARES (%)		

The profit distribution will be decided during the General Assembly.

2 General Information about the Bank

2.1 Activities of the Bank

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued at Official Gazette dated 25 April 1946. The Bank provides banking services through 301 domestic branches, three foreign branches and five representative offices abroad. The Bank's head office is located in Istanbul.

Activities of the Bank as stated at the third clause of its Foundation Agreement as follows:

- All banking operations,
- Within the limits setforth by banking law, participating in, establishing, and trading the shares of enterprises at various sectors;
- To purchase/sell debt securities, treasury bills, government bonds and other share certificates issued by official and private institutions,
- To develop economical and financial relations with foreign organizations,
- To deal with every economic operations in compliance with banking law.

The Bank's activities were not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than above stated beneficial to the Bank, it is suggested in general meeting, and launching the related project depends on the decision taken during the General Assembly which results the change in Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank has not specialized to any type of operation but deals with all banking activities. Main source of the loans raised to customers is the deposits. On condition that to meet the pre-stated efficiency rate, loan is raised to entities operating on various sectors.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2.2 Group in which the Bank is included

Doğuş Holding AŞ currently owns 55.08% shares of the Bank. Group of companies owned by Doğuş Holding AŞ is named as the Doğuş Group (the Group).

The Doğuş Group was established in 1951 as a construction and contracting firm. Today it is operating in a variety of businesses mainly comprising financial services, automotive, food tourism and service sector with its employees more than 16.000.

The Doğuş Group who also develops projects about telecommunication, internet, retail and health has established joint-ventures with Lamb-Weston of ConAgra and Barilla Spa.

The Group is the exclusive distributor of the Volkswagen/Audi and Porsche, Seat, Saab, Scania, Jeeves International, Armani, Gucci brands in Turkey.

In construction sector, group has an important role in the projects of Araklı-Iyidere motorway, Cukurova motorway, Boyabat and Aslancık dams.

The Group is the leader at the sales of foreign autos in Turkey and has tourism investments such as Sheraton Antalya, Club Aldiana, Paradise Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Bodrum, Antalya.

The investments of the group at financial sector are, Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Sigorta AŞ, Garanti Hayat Sigorta AŞ, Garanti Factoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ.

3 Accounting policies

3.1 Disclosures on presentation principles

The Bank keeps its accounting records and prepares its financial statements and the related footnotes in accordance with accounting and valuation standards as described in Article 13 of "Accounting and Recording Rules" of Turkish Banking Law no.4389, and "Regulation on Accounting Standards" published by Banking Regulation and Supervision Agency (BRSA) and in effect since 1 October 2002.

The accompanying unconsolidated financial statements are prepared on the historical cost basis as adjusted for the effects of inflation on Turkish Lira based on the conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics at the balance sheet date except for trading securities, investment securities available for sale, investments, associates and subsidiaries quoted on Istanbul Stock Exchange and assets held for resale which are presented on a fair value basis.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles as described in the preceding paragraphs and the accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Accounting Standards ("IAS") have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IAS.

3.2 Forwards, options and other derivative transactions

According to Article 1 of "Regulation on Accounting Standards", Accounting Standard for Financial Instruments; forward purchase/sale and swap agreements other than the hedging deals, are classified as trading transactions. Although, the trading transactions are required to be valued at their fair values, as there are no reliable forward market rates, as in prior periods, the forward contracts are valued on a straight-line accrual basis in the current period.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts

There are no derivative transactions separated from the main contracts or made for hedging purposes.

3.3 Netting of financial instruments

In cases where the fair values of trading securities, investment securities available-for-sale, securities quoted at the Istanbul Stock Exchange, associates and subsidiaries are under their carrying values, a provision for impairment is allocated, and the assets shown as net on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "Loans" as negative on the assets side.

Otherwise, the financial assets and liabilities are netted off only for the cases legally applicable.

3.4 Interest income and expenses

Interest income and expenses are recorded on an accrual basis of accounting. Foreign currency differences of foreign currency-indexed loans and securities are recorded under interest income and expenses. The interest income accruals on non-performing loans are cancelled and recognised as income only when received.

3.5 Fees and commissions

Fees and commissions received and paid, other fees and commissions paid to financial institutions, incomes derived from agreements and asset purchases from third parties are recognized as income only when received.

3.6 Trading securities

Trading securities are valued at their fair values and gain/loss arising is recorded in the statement of operations. However, securities for which fair values could not be determined reliably are valued using discounting method with internal rate of return. Interest income derived from the trading securities on hand are included in interest income, in case of sale before maturity, all the gain/losses are recorded under trading account income/loss.

3.7 Repurchase and resale agreements

Securities sold under repurchase agreements are recorded on balance sheet since 1 February 2002 in accordance with the changes in the Uniform Chart of Accounts for Banks in compliance with the Letter issued by BRSA, BDDK.DZM.2/13-1382. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "Money Market Securities" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.8 Investment securities held-to-maturity securities, investment securities available for sale securities and originated loans and receivables

Held-to-maturity securities are financial assets with fixed or determinable payments and fixed maturities that the Bank has the intent and ability to hold such securities till maturity, excluding originated loans and receivables.

Investment securities available-for-sale, are financial assets other than securities held for trading purposes, securities held-to-maturity and originated loans and receivables

Originated loan and receivables are loans and receivables originated by the Bank providing money, stock and services to debtors.

Securities are recorded at purchase costs including transaction costs. Subsequently, the investment securities available-for-sale, are valued at their fair values. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholder' equity. In case of sales, the realized gain/losses are recognized directly in the statement of operations. Held-to-maturity securities are recorded using discounting method with internal rate of return after deducting impairments, if any.

There are no financial assets that are not allowed to be classified as investment securities held-to-maturity security due to any violations in applications.

Interest earned on investment securities held-to-maturity are recognized as interest income.

Purchase and sale transactions of investment securities held-to-maturity are accounted at delivery dates.

The Bank used to account for investment securities held-to-maturity in compliance with the "Uniform Chart of Accounts for Banks" before the "Regulation on Accounting Standards".

(Billions of Turkish Lira as restated for the effects of inflation

3.9 Originated loans and receivables and specific provisions

Originated loans and receivables are recorded at their purchase costs and valued using discounting method with internal rate of return in the subsequent periods.

The Bank provides allowances for non-performing loans at a level determined in order to recover the possible losses that may arise, and such allowances are deducted from the current period profit. The provisioning is assessed based on the quality of the loan portfolio and the risk factors included, economical and other factors by the Bank's management.

The Bank provides specific allowances for loans of Groups III. , IV and V. and general provision for other cash and non-cash loans in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables as described in Paragraph 11 of Article 3 and Paragraph 12 of Article 11 of Turkish Banking Law no.4389 as amended by Act No.4672 as published in Official Gazette no.24448 dated 30 June 2001, and in accordance with the amendment to the above regulation as republished in Official Gazette no.24657 dated 31 January 2002.

The allowances are released from the statement of operations through credit entries to "provision for loan losses or other receivables" for the current period allowances released, and credited to "other operating income" for the prior period allowances recovered.

3.10 Goodwill and other intangible assets

The Bank's intangible assets consist of pre-operating expenses.

The cost of the intangible assets are restated from the purchasing dates to the balance sheet date and amortised over the estimated useful lives on a straight-line basis.

Estimated useful lives of the Bank's intangible assets are 5-10 years, and amortisation rates are 10-20 %.

3.11 Tangible assets

The cost of the tangible assets is restated from the purchasing dates to the balance sheet date. The effects of revaluation made according to the related legislation, is reversed before restatements. The tangible assets are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. For the cases where the restated values of the tangible assets are higher than their fair values, a provision for impairment is allocated for the excesses over the fair values taken into account the materiality and prudency principles.

Sale income/losses on the tangible assets are calculated as the difference between the net restated value and the net sales revenue and recorded in the statement of operations or under the shareholders equity for transfers to paid-in capital.

Maintenance and repair costs are recorded as expense.

There is not any restrictions like pledges, mortgages or any other restriction on tangible assets.

(Billions of Turkish Lira as restated for the effects of inflation

There is not any material particular change in accounting estimates expected for the subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible asset	Estimated useful life (year)	Depreciation rate (%)
Buildings	50	2
Vault	20-50	2-5
Motor vehicles	5-7	15-20
Other tangible assets	4-20	5-25

The Bank has prepared a very detailed list of its tangible assets adjusted for inflation as of 31 December 2002. The assets physically missing were written off. The depreciation rates applied were revised according to the expected useful lives of assets starting from the current year. The effects of this work's results were reflected to the related periods. Accordingly a difference of TL 48,106 billion has been corrected through the opening retained earnings.

3.12 Leasing activities

The maximum period of leasing agreements is 4 years. Leased assets are recognized by recording an asset and liability. In determination of asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

Depreciation is calculated in compliance with the same principle as for the tangible assets.

In cases where impairments incur on leased assets or the expected future benefits of the assets are lower than their restated values, the book values of such leased assets are reduced to their net realizable values.

In operating leases, the rent payments are charged to the statement of operations in equal instalments.

3.13 Provisions and Contingencies

Provision requirements other than the specific and general provisions for loans and other receivables are assessed in compliance with the Statement no.8 "Accounting Standard for Allowances, Contingent Liabilities and Assets" of "Regulation on Accounting Standards".

A general provision for possible risks has been reserved

3.14 Commitments for personnel rights

Personnel rights are accounted in compliance with the Statement no.10, "Accounting Standard on Bank's Personnel Rights" of "Regulation on Accounting Standards".

The reserve for employee termination benefits in the current period, is calculated using the arithmetical average of the proportions of the last 5 years' actual payments to total obligations, %9,66.

(Billions of Turkish Lira as restated for the effects of inflation

No provision is allocated in the accompanying financial statements for the Bank's Pension Fund, "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı". There have not been any payments made by the Bank to this institution in order to cover its deficits. The Bank management believes that this institution is capable of meeting its liabilities without the Bank's support.

Actuary audit has been finalised in compliance with the Statement no.10 of "Regulation on Accounting Standards" for Retirement Trust Fund founded under Social Security Law no. 506, the temporary Clause 20. According to actuary audit report, the actuary excess of the institution amounted to TL 4,891 billion as of 31 December 2002.

3.15 Taxation

Necessary tax provision is made based on the results of operations in the current period, if it resulted a taxable profit

Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit. Accordingly, the Bank has calculated and recorded deferred tax asset in its balance sheet at 31 October 2001 during the merger with Osmanlı Bankası AŞ. After this date, any decreases in deferred tax asset are recorded as tax expense in the statement of operations. The Bank does not record any increases in deferred tax asset.

3.16 Funds borrowed

The Bank generates funds from domestic and foreign sources. The funds from foreign sources are mainly in the form of syndications and securitizations. The funds received are recorded at their purchase costs and valuated by the discounting method with internal rate of return.

There are no convertible bonds or any other securities issued.

3.17 Paid-in capital and treasury stocks

Operation costs related to issue of share certificates are deducted from the shareholders' equity. Payment of dividend is declared at the General Assembly following the balance sheet date as stated in the related footnote.

3.18 Acceptances

Acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts.

(Billions of Turkish Lira as restated for the effects of inflation

3.19 Government incentives

As of 31 December 2002, the Bank has the right to benefit for the amount of TL 42,943 billion from the incentive certificate no. 61763 dated 11 January 2000. This certificate provides 100% investment exemption, 100% customs and value added tax exemptions for the products under the scope of the certificate.

3.20 Segment reporting

This footnote will be prepared starting from 1 April 2004.

4 Financial position and results of operations

4.1 Strategy for financial instruments and foreign currency operations

4.1.1 Strategy for financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in parallel with the general trend in banking sector. Despite deposits, the Bank has longer-term borrowings thanks to especially the foreign currency borrowings in abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as Government Bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk, is to expend the deposit base through customer-oriented banking philosophy, provide continuity and increase customer transactions. The Bank's widespread and effective branch network, advantage of being a market maker and having a large part in treasury and capital market instruments, are the most important tools to realise this strategy. Serving customers new products and services continuously and keeping the customers satisfaction high are very importent.

Another factor necessary to manage the interest and liquidity risk on balance sheet, is product diversification both on asset and liability side.

Foreign currency exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by this systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used with this purpose.

Purchase and sale of short-term and long-term financial instruments to generate return on capital, are allowed for the risk limits set.

The foreign currency position is controlled by the equilibrium of a currency basket in order to be hedged.

4.1.2 Foreign currency operations

Foreign exchange gains and losses arising from foreign currency operations are recorded at transaction dates. At the end of the period, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and foreing currency differences are recorded as foreign exchange gain or loss.

In conversion of the results of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for statement of operations. All foreign currency differences arising from this convertion, are classified to profit reserves under the shareholders' equity.

Total foreign exchange losses included net profit for the period amounts to TL 324,502 billion. The balance of profit reserve from foreign currency differences is TL 282 billion.

Foreign currency differences arising from conversion of foreign currency investments, associates and subsidiaries into Turkish Lira are posted to the statement of operations as foreign exchange

(Billions of Turkish Lira as restated for the effects of inflation

The Bank revalues the foreign currency-indexed government securities acquired at "Debt Swap" by the discounting method with internal rate of return and fixes the foreign currency evaluations two days before the balance sheet date, as stated by The Ministry of State In Charge Of Treasury, records the evaluations to financial statements considering the ten days' average of Central Bank's foreign currency exchange rates before the balance sheet date.

4.2 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 12,71% as of 31 December 2002.

4.2.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.24657 dated 31 January 2002.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base, are not included in the calculation of risk weighted assets. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items

The non cash loans, in the calculation of their risk based values, are weighted after netting with any specific provisions calculated based on "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables" and classified on the liability side of the balance sheet and multiplying by the rates stated in the Article 21, paragraph (1) of "Regulation on Foundation and Operations of Banks".

The derivative financial instruments, in the calculation of their risk based values, are weighted and classified according to the related risk groups after multiplied by the rates stated in the Article 21, paragraph (2) of "Regulation on Foundation and Operations of Banks".

(Billions of Turkish Lira as restated for the effects of inflation

4.2.2 Capital adequacy ratio

	Risk Weights			
	0%	**20%**	**50%**	**100%**
Risk Weighted Assets, Liabilities, Off-Balances Items				
Balance Sheet Items (Net)	**6,236,537**	**622,214**	**608,001**	**6,383,772**
Cash on Hand	162,621	14,937	-	-
Due From Banks	920,291	604,363	-	33,284
Interbank Money Market Placements	-	-	-	-
Receivables from Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	966,556	-	-	-
Special Purpose Financial Institutions	-	-	-	-
Loans	925,145	-	528,713	3,959,352
Loans under Follow-Up (Net)	-	-	-	245,438
Investments, Associates and Subsidiaries	-	-	-	771,531
Miscellaneous Receivables	-	-	-	38,604
Investment Securities Held to Maturity (Net)	2,636,022	-	-	-
Advances for Assets Acquired under Financial Lease	-	-	-	-
Financial Lease Receivables	-	-	-	-
Leased Assets (Net)	-	-	-	-
Property and Equipment (Net)	-	-	-	1,169,347
Accrued Interest and Income	275,383	2,914	79,288	136,836
Other Assets	350,519	-	-	29,380
Off Balance Sheet Items	**205,875**	**1,584,218**	**1,854,777**	**196,460**
Guarantees	205,875	1,565,236	579,483	195,578
Commitments	-	-	1,275,294	-
Other Off Balance Sheet-Items	-	-	-	-
Derivative Financial Instruments	-	18,982	-	882
Total Risk Weighted Assets	**6,442,412**	**2,206,432**	**2,462,778**	**6,580,232**

4.2.3 Summary on capital adequacy ratio

	Risk Weights	
	Current Period	**Prior Period**
Total Risk Weighted Assets (1)	9,310,977	9,432,197
Shareholders'Equity	1,183,094	1,028,632
Shareholders'Equity/Total Risk Weighted Assets (CAR (%))	12.71	10.91

(1) "Value at Risk" in the amount of TL 1,058,070 billion, is included in "Total Risk Weighted Assets".

(Billions of Turkish Lira as restated for the effects of inflation

4.2.4 Components of shareholders'equity items

	Current Period	Prior Period
MAIN CAPITAL		
Paid-in Capital	791,748	750,000
Nominal Capital	791,748	750,000
Capital Commitments (-)	-	-
Share Premium and Cancellation Profit	-	-
Legal Reserves	744,999	2,027,425
I. Legal Reserve (Turkish Commercial Code 466/1)	-	155,820
II. Legal Reserve (Turkish Commercial Code 466/2)	-	95,579
Capital Reserves From Inflation Adjustments to Paid-in Capital	744,999	1,776,026
Status Reserves	-	-
Extraordinary Reserves	282	42,490
Reserve Allocated at the General Assembly	-	42,490
Retained Earnings	-	-
Accumulated Losses	-	-
Foreign Currency Exchange Difference on Share Capital	282	-
Profit	123,074	-
Current Period Profit	123,074	-
Prior Period Profit	-	-
Loss (-)	-	-1,229,342
Current Period Loss	-	-296,621
Prior Period Loss	-	-932,721
Total Main Capital	**1,660,103**	**1,590,573**
SUPPLEMENTARY CAPITAL		
Revaluation Fund	1,904	1,904
Movables	-	-
Immovables	1,904	1,904
Profit on Sale of Associates, Subsidiaries and Real Estates subject to Transfer to Capital	-	-
Revaluation Fund on Leasehold Improvements	-	-
Revaluation Fund Surplus	2,163	-
Foreign Currency Exchange Differences	-	-
General Reserves	35,207	44,516
Provision for Possible Losses	20,000	-
Subordinated Loans	-	-
Securities Value Increase Fund	14,185	-
Associates and Subsidiaries	-	-
Investments Available for Sale	14,185	-
Investments Held to Maturity	-	-
Total Supplemantary Capital	**73,459**	**46,420**
TIER III CAPITAL	-	-
CAPITAL	**1,733,562**	**1,636,993**
DEDUCTIONS FROM CAPITAL	**550,468**	**608,361**
Investments in Entities Operating in Financial Sectors like Money Markets, Capital Markets, Insurance, and Having Legal Title in accordance with the Related Special Laws	443,610	465,101
Leasehold Improvements	28,842	54,633
Pre-operating Costs	27,416	23,166
Prepaid Expenses	50,600	65,461
Negative Difference between the Fair Values and the Carrying Values of Investments, Associates, Subsidiaries, Other Investments, Property and Equipment	-	-
Subordinated Loans Granted to Banks Operating in Turkey	-	-
Goodwill (Net)	-	-
Capitalised Expense	-	-
TOTAL SHAREHOLDERS' EQUITY	**1,183,094**	**1,028,632**

(Billions of Turkish Lira as restated for the effects of inflation

4.3 Credit risk

Credit risk means risks and losses that may occur if the counterparty fails to comply with the agreement's requirements and cannot perform its obligations partly or completely on the terms set. In compliance with the legislation, the credit limits are set for the financial position and credit requirements of customers within the authorization limits assigned for Branches, Lending Departments, Executive Vice President responsible of Lending, General Manager, Credit Committee and Board of Directors. The limits are subject to revision if necessary.

The debtors or group of debtors are subject to credit risk limits. Sectoral risk concentrations are reviewed monthly.

Credit worthiness of debtors is reviewed periodically in compliance with the legislation by the internal risk rating models. The credit limits are revised and further collateral is required if the risk level of debtor deteriorates. For unsecured loans, the necessary documentation is gathered in compliance with the legislation.

Geographical concentration of credit customers is reviewed monthly. It is in parallel to the concentration of industrial and commercial activities in Turkey.

In accordance with the Bank's lending policies, the debtor's creditworthiness is analysed and the satisfactory collateral is required based on the financial position of the company and the lending terms demanded; like cash collateral, bank guarantees, mortgages, pledges, bills and corporate guarantees.

The Bank has control limits on the position held through forwards, options and other similar agreements. Credit risk of such instruments is managed under the risk from market fluctuations. The Bank follows up the risk arising from such instruments and takes the necessary actions to decrease it when necessary.

The non-cash loans liquidated are subject to the same risk weighting with the overdue loans.

The Bank performs foreign trade finance and other interbank credit transactions through widespread correspondents network. Accordingly, the Bank assigns limits to domestic and foreign banks and other financial institutions examining their credit worthiness, periodically.

The Bank's largest 100 cash loan customers compose 57.32% of the total cash loan portfolio.

The Bank's largest 100 non-cash loan customers compose 45.52% of the total non-cash loan portfolio.

The Bank's largest 100 cash and non-cash loan customers compose 15.57% of the total cash and non-cash loan portfolio.

The general provision for credit risk amounts to TL 35,207 billion at 31 December 2002.

(Billions of Turkish Lira as restated for the effects of inflation

4.3.1 Geographical concentration

	Asssets	Liabilities	Non-cash Loans	Capital Expenditures	Net Profit/Loss
Current Period				-	
Domestic	18,320,138	15,199,517	4,555,599	-	94,798
European Union (EU) Countries	731,306	2,789,373	59,294	-	20,191
OECD Countries **(1)**	224,398	255,422	-	-	-
Off-Shore Banking Regions	137,317	5,854	8,731	-	6,572
USA, Canada	41,000	774,283	47	-	-
Other Countries	90,663	57,220	111,598	-	1,513
Unallocated Assets/Liabilities **(2)**	18,237	481,390	-	-	-
Total	**19,563,059**	**19,563,059**	**4,735,269**	**-**	**123,074**
Prior Period				-	
Domestic	19,453,386	15,038,980	5,808,558	-	-291,399
EU Countries	1,101,949	2,704,600	150,365	-	-799
OECD Countries **(1)**	27,780	907,712	-	-	-
Off-Shore Banking Regions	276,717	476,248	8,406	-	-4,278
USA, Canada	191,539	955,023	65,963	-	-
Other Countries	50,174	175,129	26,606	-	-145
Unallocated Assets/Liabilities **(2)**	21,153	865,006	-	-	-
Total	**21,122,698**	**21,122,698**	**6,059,898**	**-**	**-296,621**

(1) OECD countries other than EU countries, USA and Canada

(2) Items could not be distributed on a consistent basis

(Billions of Turkish Lira as restated for the effects of inflation

4.3.2 Sectoral distribution of cash loans

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**13,616**	**0.99**	**95,630**	**2.36**	**18,723**	**1.77**	**75,251**	**1.82**
Farming and Stockbreeding	6,128	0.45	72,488	1.79	8,524	0.80	46,137	1.12
Forestry	7,433	0.54	23,142	0.57	9,783	0.92	28,835	0.70
Fishery	55	0.00	-	0.00	416	0.04	279	0.01
Manufacturing	**162,534**	**11.85**	**1,335,622**	**33.04**	**176,595**	**16.64**	**1,342,774**	**32.49**
Mining	6,721	0.49	414,564	10.25	11,445	1.08	124,157	3.00
Production	155,813	11.36	921,058	22.79	165,150	15.56	1,193,145	28.87
Electric, Gas, Water	-	0.00	-	0.00	-	0.00	25,472	0.62
Construction	**26,968**	**1.97**	**197,542**	**4.89**	**26,500**	**2.50**	**270,858**	**6.56**
Services	**157,567**	**11.49**	**1,649,718**	**40.82**	**186,958**	**17.63**	**1,915,177**	**46.35**
Wholesale and Retail Trade	129,922	9.48	354,428	8.77	67,189	6.33	850,432	20.58
Hotel, Food and Beverage Services	2,933	0.21	118,344	2.93	5,562	0.52	93,776	2.27
Transportation and Telecommunication	4,144	0.30	66,575	1.65	6,398	0.60	430,465	10.42
Financial Institutions	17,595	1.28	1,106,110	27.36	105,040	9.90	514,748	12.46
Real Estate and Renting Services	-	0.00	-	0.00	-	0.00	-	0.00
"Self-Employment" Type Services	-	0.00	-	0.00	-	0.00	-	0.00
Educational Services	1,686	0.12	3,162	0.08	813	0.08	11,128	0.27
Health and Social Services	1,287	0.10	1,099	0.03	1,956	0.18	14,628	0.35
Other	**1,010,469**	**73.70**	**763,544**	**18.89**	**651,951**	**61.46**	**528,214**	**12.78**
Total	**1,371,154**	**100.00**	**4,042,056**	**100.00**	**1,060,727**	**100.00**	**4,132,274**	**100.00**

4.4 Market risk

The Bank has defined its risk management procedures and has taken necessary precaution in order to avoid market risk, in compliance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 24312 dated 8 February 2001.

Being exposed to market risk, the Bank's Board of Directors has identified risk management strategicies and policies considering the suggestions by the Executive Risk Commitee and has pursued the application of these strategicies periodically. Considering the existing major risks, the Bank's Board of Directors determines and revises the risk limits, when necessary. The Board of Directors ensures that the risk management group and the executive management are taking necessary action in identifying, measuring, controlling and managing several risks.

Market risks arising on trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. VaR is calculated by 3 different methods such as historical simmulation, monte carlo simmulation and parametric method. Market risk arising on maturity mismatches of assets and liabilities is calculated by the assets-liabilities risk measurement model.

(Billions of Turkish Lira as restated for the effects of inflation

The periodical stress testing and scenario analysis support the above mentioned measurements. Traditional risk measurement methods such as cash flow projection, duration and variance analysis are also used.

The capital need for general market risk and specific risks is calculated using the standart method defined by "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Value at Risk:

	Total
Capital Obligation against Interest Rate Risk - Standard Method	**62,690**
General Market Risk	60,477
Specific Risk	2,213
Options Subject to Interest Rate Risk	-
Capital Obligation against Common Stock Position Risk – Standard Method	**1,623**
General Market Risk	865
Specific Risk	758
Options Subject To Common Stock Position Risk	-
Capital Obligation against Currency Risk – Standard Method	**20,333**
Capital Obligation	20,333
Capital Obligation against Options Subject to Currency Risk	-
Total Value-At-Risk – Home Model	-
Total Capital Obligations against Market Risk	**84,646**
Value-At-Risk Amount	**1,058,070**

4.5 Foreign currency exchange rate risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 31 December 2002, the Bank's net 'on balance sheet' foreign currency short position amounts to TL 276,943 billion, net 'off-balance sheet' foreign currency long position to TL 40,881 billion and finally net foreign currency short position to TL 236,062 billion.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model".

Measurements for standard method are carried out weekly, and for "VaR" are daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank are as follows:

A. The Bank's "foreign currency evaluation rate" (1 US dollar)	TL 1,598,755
B. US dollar purchase rate at the date of balance sheet and for the 5 days before balance sheet are:	
US dollar purchase rate at the date of balance sheet	TL 1,598,755
US dollar purchase rates for the days before balance sheet;	
Day 1	TL 1,625,000
Day 2	TL 1,630,000
Day 3	TL 1,630,000
Day 4	TL 1,635,000
Day 5	TL 1,625,000

The arithmetical average of the Bank's US dollar purchase rates for the last 30 days before balance sheet date is TL1,574,459 (TL'full).

(Billions of Turkish Lira as restated for the effects of inflation

Currency risk:

	Euro	US$	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	186,871	253,755	208	8,467	449,301
Due From Banks and Other Financial Institutions	100,277	246,138	2,089	138,346	486,850
Trading Securities	124,370	931,594	-	7,783	1,063,747
Investment Securities Available-for-Sale	260,884	749,135	-	-	1,010,019
Loans	735,872	3,180,352	1,079	124,753	4,042,056
Investments, Associates and Subsidiaries and	207,485	47,924	-	5,016	260,425
Investment Securities Held-to-Maturity	73,081	3,486,592	4,035	-	3,563,708
Property and Equipment	-	335	-	2,913	3,248
Goodwill	-	-	-	-	-
Other Assets	77,951	1,428,271	50	3,142	1,509,414
Total Assets	***1,766,791***	***10,324,096***	***7,461***	***290,420***	***12,388,768***
Liabilities					
Bank Deposits	89,074	197,592	0	11,636	298,302
Foreign Currency Deposits	2,240,517	6,186,242	7,817	209,856	8,644,432
Other Fundings	645,035	2,534,291	414	7,955	3,187,695
Securities Issued	-	-	-	-	-
Miscellaneous Payables	1,142	2,493	-	60	3,695
Other Liabilities	104,430	422,618	1,398	3,141	531,587
Total Liabilities	***3,080,198***	***9,343,236***	***9,629***	***232,648***	***12,665,711***
Net 'On Balance Sheet' Position	***-1,313,407***	***980,860***	***-2,168***	***57,772***	***-276,943***
Net 'Off-Balance Sheet' Position	***1,308,675***	***-1,215,283***	***1,932***	***-54,443***	***40,881***
Derivative Assets	1,422,606	169,806	3,380	-	1,595,791
Derivative Liabilities	-113,931	-1,385,089	-1,448	-54,443	-1,554,910
Prior Period					
Total Assets	***2,213,455***	***11,958,250***	***30,441***	***195,794***	***14,397,940***
Total Liabilities	***3,282,632***	***11,376,203***	***13,298***	***244,662***	***14,916,795***
Net ' On Balance Sheet' Position	***-1,069,177***	***582,047***	***17,143***	***-48,868***	***-518,855***
Net 'Off-Balance Sheet' Position	***968,825***	***-894,585***	***-17,271***	***50,151***	***107,120***

(Billions of Turkish Lira as restated for the effects of inflation

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Management meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are daily. Asset-liability risk measurement model is studied monthly.

During the daily VaR calculations, the interest rate risks of the Bank's TL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates":

Current Period	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Demand	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	920,159	-	-	-	-	177,691	1,097,850
Due From Banks and Other Financial Institutions	367,591	159,441	16,436	3,059	-	91,120	637,647
Trading Securities	7,447	743,277	52,507	436,358	124,534	7,783	1,371,906
Investment Securities Available-for-Sale	745	130,075	-	84,479	841,257	24,352	1,080,908
Loans	1,203,643	567,228	736,365	1,083,987	1,821,987	-	5,413,210
Investment Securities Held-to-Maturity	295,599	396,834	3,699,200	87,345	535,205	-	5,014,183
Other Assets	966,556	-	-	-	-	1,308,058	4,947,355
Total Assets	**3,761,740**	**1,996,855**	**4,504,508**	**1,695,228**	**3,322,983**	**1,609,004**	**19,563,059**
Liabilities							
Bank Deposits	318,661	64,061	342	427	-	22,703	406,194
Other Deposits	3,096,893	6,639,778	272,543	141,140	33,308	2,605,522	12,789,184
Securities Issued	-	-	-	-	-	-	-
Other Fundings	1,073,506	177,399	1,421,067	691,914	269,793	-	3,633,679
Miscellaneous Payables	-	-	-	-	-	46,874	46,874
Other Liabilities	3,258	2,313	1,845	1,654	1,057	799,069	2,687,128
Total Liabilities	**4,492,318**	**6,883,551**	**1,695,797**	**835,135**	**304,158**	**3,474,168**	**19,563,059**
On Balance Sheet Interest Sensitivity Shortage	**-730,578**	**-4,886,696**	**2,808,711**	**860,093**	**3,018,825**	**1,865,164**	-
Off-Balance Sheet Interest Sensitivity Shortage	-	-	-	-	-	-	-
Total Interest Sensitivity Shortage	**-730,578**	**-4,886,696**	**2,808,711**	**860,093**	**3,018,825**	**1,865,164**	-

(Billions of Turkish Lira as restated for the effects of inflation

As the current classification of securities is valid since "Regulation on Accounting Standards" came into effect on 1 October 2002, the table "interest rate sensitivity of assets, liabilities and off balance sheet items" is not prepared for the prior period.

Average interest rates on monetary financial instruments:

Current Period	Euro	US$	Yen	TL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	3.06	1.41	-	39.02
Due From Banks and Other Financial Institutions	4.13	1.93	-	46.04
Trading Securities	7.40	6.10	-	47.70
Investment Securities Available-for-Sale	7.80	10.20	-	49.40
Loans	7.51	8.34	-	67.53
Investment Securities Held-to-Maturity	8.90	5.30	3.50	54.70
Liabilities				
Bank Deposits	7.50	3.30	-	42.70
Other Deposits	3.00	2.33	-	45.75
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.76	3.98	-	51.68

As the current classification of securities is valid since "Regulation on Accounting Standards" came info effect on 1 October 2002, the table of "average interest rates on monetary financial instruments" is not prepared for the prior period.

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding sources as customer deposits and foreign borrowings, looks after the maturity mismatch between assets and liabilities and maintains liquid assets to ensure sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, it's long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity sources.

(Billions of Turkish Lira as restated for the effects of inflation

Maturity analysis, of assets and liabilities (according to remaining maturities):

	Demand	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Total
Current Period						
Assets						
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,097,850	-	-	-	-	1,097,850
Due From Banks and Other Financial Institutions	458,711	159,441	16,436	3,059	-	637,647
Trading Securities	15,230	169,731	39,602	524,378	622,965	1,371,906
Investment Securities Available-for-Sale	24,352	-	43,986	122,994	889,576	1,080,908
Loans	1,203,643	567,228	736,365	1,083,987	1,821,987	5,413,210
Investment Securities Held-to-Maturity	-	74,905	592,415	112,654	4,234,209	5,014,183
Other Assets	1,501,116	125,455	88,370	121,090	438,583	4,947,355
Total Assets	***4,300,902***	***1,096,760***	***1,517,174***	***1,968,162***	***8,007,320***	***19,563,059***
Liabilities						
Bank Deposits	341,364	64,061	342	427	-	406,194
Other Deposits	5,702,415	6,639,778	272,543	141,140	33,308	12,789,184
Other Fundings	1,041,531	207,706	953,718	1,011,665	419,059	3,633,679
Securities Issued	-	-	-	-	-	-
Miscellaneous Payables	46,874	-	-	-	-	46,874
Other Liabilities	133,232	391,529	65,567	80,842	138,026	2,687,128
Total Liabilities	***7,265,416***	***7,303,074***	***1,292,170***	***1,234,074***	***590,393***	***19,563,059***
Net Liquidity Shortage	**-2,964,514**	**-6,206,314**	**225,004**	**734,088**	**7,416,927**	-
Prior Period						
Total Assets	***4,791,346***	***5,252,871***	***1,250,353***	***1,622,236***	***8,205,891***	***21,122,698***
Total Liabilities	***4,709,618***	***12,831,046***	***1,341,203***	***1,280,902***	***959,928***	***21,122,698***
Net Liquidity Shortage	***81,728***	***-7,578,175***	***-90,850***	***341,334***	***7,245,963***	-

Items without any specific maturity, are directly included in 'total' column.

(Billions of Turkish Lira as restated for the effects of inflation

4.8 Fair values of financial assets and liabilities

	Carrying Value		Fair Value	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**
Finansal Assets	**7,653,029**	**7,589,523**	**8,229,952**	**7,837,467**
Due From Banks and Other Financial Institutions	1,557,938	2,692,865	1,557,938	2,692,865
Investment Securities Available-for-Sale	1,080,908	-	1,122,725	-
Investment Securities Held-to-Maturity	5,014,183	4,896,658	5,549,289	5,144,602
Financial Liabilities	**16,875,931**	**18,210,778**	**16,875,931**	**18,210,778**
Bank Deposits	406,194	1,621,558	406,194	1,621,558
Other Deposits	12,789,184	12,196,658	12,789,184	12,196,658
Other Fundings	3,633,679	3,728,873	3,633,679	3,728,873
Securities Issued	-	-	-	-
Miscellaneous Payables	46,874	41,139	46,874	41,139

4.9 Transactions carried out on behalf of customers, items held in trust

The Bank provides buying, selling and custody services and management and advisory services in financial matters for its customers.

4.10 Disclosure on operations

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the following banking products are served to customers; custody services, time and demand deposit, accumulating account, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. Under the brand name of Visa and Mastercard GarantiCard, BonusCard, Shop&Miles, BusinessCard credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network had been built in order to be able to serve customers' needs effectively and efficiently. The Bank also concentrates on alternative delivery channels .

The Bank provides corporate banking products to international and national holdings of our country by coordinating regional offices, suppliers and intermediaries, through cross-selling techniques. Mainly, it provides services to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products through its commercial and mixed type of branches.

Besides, the Bank provides "small business" banking service to enterprises in retail and service sectors such as overdraft accounts, POS machines, credit cards, cheque books, TL ve foreign currency deposits, investment accounts, internet banking and call-center, debit card, and bill payment.

Retail banking customers build up wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels. Moreover, mid-scale customers representing a large part of Turkish population are served effeciently through "Açık" branches.

(Billions of Turkish Lira as restated for the effects of inflation

5 Disclosures and footnotes on unconsolidated financial statements

5.1 Assets

5.1.1 Balances with the Central Bank of Turkey

	Current Period	Prior Period
Unrestricted demand deposits	134	59,444
Unrestricted time deposits	920,157	675,394
Total	**920,291**	**734,838**

5.1.2 Further information on trading securities (presented in net value)

5.1.2.1 Trading securities given as collateral or blocked

	Current Period		Prior Period (1)	
	TL	FC	TL	FC
Common Stocks	-	-		
Bonds, Treasury Bills and Similar Investment Securities	13,964	-		
Other	-	-		

(1) As the Bank's securities portfolio is classified for the current period in accordance with the Regulation on Accounting Standards in effect since 1 October 2002, the prior period figures were not presented.

5.1.2.2 Trading securities subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	88,330	115,231	84,218
Treasury Bills	-	159,451	93	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

5.1.3 Due from foreign banks

	Unrestricted Balances		Restricted Balances	
	Current Period	Prior Period	Current Period	Prior Period
EU Countries	218,296	668,591	-	-
USA and Canada	7,716	145,878	33,284	45,651
OECD Countries (1)	122,834	17,929	-	-
Off-shore banking regions	129,475	472,136	-	-
Other	49,803	2,365	-	-
Total	**528,124**	**1,306,899**	**33,284**	**45,651**

(1) OECD countries other than the EU countries, USA and Canada

(Billions of Turkish Lira as restated for the effects of inflation

5.1.4 Receivables from reverse repurchase agreements

None.

5.1.5 Investment securities available-for-sale

5.1.5.1 Investment securities available-for-sale

Investment securities available-for-sale consist of debt securities and common stocks.

5.1.5.2 Details of investment securities available-for-sale

	Current Period	Prior Period (1)
Debt Securities	**1,059,340**	
Quoted at Stock Exchange	245,058	
Not Quoted at Stock Exchange	814,282	
Common Stocks	**26,026**	
Quoted at Stock Exchange	15,275	
Not Quoted at Stock Exchange	10,751	
Impairment Losses (-)	**-4,458**	
Total	**1,080,908**	

(1) As the Bank's securities portfolio is classified for the current period in accordance with the Regulation on Accounting Standards in effect since 1 October 2002, the prior period figures were not presented.

5.1.5.3 Collateralized investment securities available-for-sale

None.

5.1.5.4 Disclosure for collateralized/blocked investment securities available-for-sale

None.

5.1.5.5 Investment securities available for sale subject to repurchase agreements

	Current Period		Prior Period	
	TL	FC	TL	FC
Government Bonds	-	277,088		
Treasury Bills	-	-		
Other Debt Securities	-	-		
Bonds Issued or Guaranteed by Banks	-	-		
Asset Backed Securities	-	-		
Others	-	-		

(1) As the Bank's securities portfolio is classified for the current period in accordance with the Regulation on Accounting Standards in effect since 1 October 2002, the prior period figures were not presented.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.6 Loans

5.1.6.1 Loans and advances to shareholders and employees

Loans and advances to	Current Period		Prior Period	
	Cash Loans	Non-cash Loans	Cash Loans	Non-cash Loans
Direct Lendings to Shareholders	**101,552**	**163,628**	**74,596**	**215,943**
Corporates	101,552	163,628	74,596	215,943
Individuals	-	-	-	-
Indirect Lendings to Shareholders	419,728	78,564	465,142	47,059
Lendings to Employees	10,955	-	7,338	25
Other	-	-	-	-

5.1.6.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	**5,209,817**	**-**	**140,547**	**62,846**
Discounted Bills	10,756	-	-	-
Export Loans	930,477	-	127,208	61,138
Import Loans	-	-	-	-
Loans to Financial Sector	3,500	-	-	-
Loans to Foreign Companies	2,650,147	-	13,028	-
Consumer Loans	190,268	-	-	-
Credit Cards	844,404	-	-	-
Precious Metal Loans (Gold, etc...)	87,741	-	-	-
Other	492,525	-	311	1,708
Specialization Loans	-	-	-	-
Other Receivables	**39,567**	-	-	-

5.1.6.3 Maturity analysis of cash loans

	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-term Loans	**2,604,026**	**-**	**137,997**	**2,110**
Loans	2,604,026	-	137,997	2,110
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Medium and Long-term Loans	**2,605,791**	**-**	**2,550**	**60,736**
Loans	2,605,791	-	2,550	60,736
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-

(Billions of Turkish Lira as restated for the effects of inflation

5.1.6.4 Consumer loans

	Short-term	Medium and Long-term	Total	Accrued Interest and Income
Consumer Loans-TL	**64,123**	**43,905**	**108,028**	**37,545**
Housing Loans	9,146	7,648	16,794	6,613
Automobile Loans	23,671	35,826	59,497	23,966
Consumer Loans	26,798	201	26,999	6,288
Personnel Loans	4,508	230	4,738	678
Other Consumer Loans	-	-	-	-
Consumer Loans-Indexed to FC	**35,414**	**46,826**	**82,240**	**18,216**
Housing Loans	13,799	41,653	55,452	14,928
Automotible Loans	13,431	4,048	17,479	2,455
Consumer Loans	7,845	1,125	8,970	833
Personnel Loans	339	-	339	-
Other Consumer Loans	-	-	-	-
Credit Cards	**844,404**	**-**	**844,404**	**-**
Total Consumer Loans	**943,941**	**90,731**	**1,034,672**	**55,761**

5.1.6.5 Allocation of loan customers

	Current Period	Prior Period
Public Sector	709,535	284,523
Private Sector	4,703,675	4,908,478

5.1.6.6 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	2,750,035	2,791,915
Foreign Loans	2,663,175	2,401,086

5.1.6.7 Loans to investments, associates and subsidiaries

	Current Period	Prior Period
Direct Lendings	153,859	414,807
Indirect Lendings	-	-

5.1.6.8 Specific provisions for loans

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	9,393	12,401
Doubtful Loans and Receivables	-	153,488
Uncollectible Loans and Receivables	104,715	154,370

(Billions of Turkish Lira as restated for the effects of inflation

5.1.6.9 Non-performing loans(NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled:

None.

Movements in non-performing loan groups:

	Group III Substandard Loans and Receivables	Group IV Doubtful Loans and Receivables	Group V Uncollectible Loans and Receivables
Balances at Beginning of Period	**143,887**	**329,645**	**221,166**
Additions (+)	136,103	40,361	23,367
Transfer from Other NPL Categories (+)	-	101,350	209,824
Transfer to Other NPL Categories (-)	-101,350	-265,952	-11,216
Collections (-)	-	-44,154	-68,134
Write-offs (-)	-1,163	-105,313	-73,554
Restatements Effects of Inflationary Accounting (-)	-56,693	-55,937	-62,691
Balances at End of Period	**120,784**	**-**	**238,762**
Specific Provisions (-)	-9,393	-	-104,715
Net Balance on Balance Sheet	**111,391**	**-**	**134,047**

Non-performing loans in foreign currencies:

None.

5.1.6.10 Liquidation policy for uncollectible loans and receivables

Uncollectible loans and receivables legally qualified as "noncollectible" through obtaining "incapability document", are written off. In cases where any possible collections are negligible, the receivables may be written off by the decision of the Board of Directors.

5.1.7 Factoring receivables

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.8 Investment securities held-to-maturity (Net)

5.1.8.1 Investment securities held-to-maturity

	Current Period	Prior Period
Debt Securities	**5,014,183**	**4,913,880**
Quoted at Stock Exchange	1,382,476	30,640
Not Quoted at Stock Exchange	3,631,707	4,883,240
Impairment Losses (-)	-	-17,222
Total	**5,014,183**	**4,896,658**

5.1.8.2 Yearly movement of investment securities held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	**4,896,658**	**1,813,114**
Foreign Currency Differences On Monetary Assets	34,715	311,311
Purchases during the Period	2,227,102	4,714,644
Disposals through Sales/Redemptions (-)	-828,830	-1,073,611
Impairment Losses (-)	-	-17,222
Restatements effects of inflationary accounting (-)	-1,315,462	-851,578
Balances at End of Period	**5,014,183**	**4,896,658**

5.1.8.3 Information on investment securities held-to-maturity

Current Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised/Blocked Securities	182,495	1,476,413	193,983	1,711,208
Securities subject to Repurchase Agreements	271,531	447,722	286,232	451,438
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Prior Period	Historical Costs		Valuation	
	TL	FC	TL	FC
Collateralised securities	540,500	2,483,974	491,869	2,782,699
Securities subject to Repurchase Agreements	-	116,491	-	183,189
Securities held for "Structural" Position	-	-	-	-
Receivable from Security Lending Market	-	-	-	-
Guarantees to Security Lending Market	-	-	-	-

Collateralized investment securities held-to-maturity:

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Share Certificates	-	-	-	-
Bonds and Similar Securities	182,495	1,476,413	540,500	2,483,974
Other	-	-	-	-

Above securities are held for legal obligations and transaction limits.

Investment securities held-to-maturity subject to repurchase agreements:

	Current Period		Prior Period	
	TL	**FC**	**TL**	**FC**
Government Bonds	271,531	447,722	-	116,491
Treasury Bill	-	-	-	-
Other Debt Securities	-	-	-	-
Bonds Issued or Guaranteed by Banks	-	-	-	-
Asset Backed Securities	-	-	-	-
Other	-	-	-	-

Investment securities held-to-maturity held for "structural" position:

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.9 Investments and associates (Net)

5.1.9.1 Investments and associates

	Investment/Associate	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Bankalararası Kart Merkezi AŞ **(1)**	İstanbul/Turkey	10.15	10.15
2	Tansaş Perakende Mağazacılık AŞ	İzmir/Turkey	58.64	67.00
3	İksir Ul. Elekt.Tic. Bilg. ve Hab. Hiz. AŞ **(1)**	İstanbul/Turkey	31.36	100.00
4	Volkswagen Doğuş Tüketici Finansmanı AŞ	İstanbul/Turkey	37.00	49.00
5	Doğuş Otomotiv Holding AŞ (1)	İstanbul/Turkey	18.82	100.00
6	Garanti Turizm Yatırım ve İşletmeleri AŞ **(1)**	İstanbul/Turkey	43.33	100.00
7	Doc Finance SA	Geneve/Switzerland	29.23	100.00

(1) Inflation adjusted financial statements are not available.

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	6,631	6,162	2,979	787	-	(1) 882	984	
2	289,776	124,392	227,666	6,521	-	(1) -66,987	-148,324	295,515
3	20,587	20,571	4,527	330	58	-12,873	-42,373	
4	113,529	-38,538	2,280	36,294	1,250	971	-71,741	
5	115,238	51,002	70,181	749	-21	(1) -12,993	-	
6	31,626	9,002	28,483	2	-	(1) 228	-1,245	
7	74,539	1,274	18	7,584	-	(2) -5,668	-3,290	

(1) For the nine-month period ended 30 September 2002
(2) For the year ended 31 December 2001.

5.1.9.2 Movement of investments and associates

	Current Period	Prior Period
Balance at Beginning of Period	**153,673**	**191,265**
Movements during the Period		
Acquisitions and Participations in Capital Increases	134,190	219,712
Bonus Shares Received	-	-
Dividends from Current Year Profit	135	-
Sales (-)	-	-
Reclassifications (+/-)	1,499	-154,505
Difference between Market Values and Inflation-Adjusted Values	-29,733	-
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-1,602	-
Impairment Losses (-)	-35,904	-102,799
Balance at End of Period	**222,258**	**153,673**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(Billions of Turkish Lira as restated for the effects of inflation

Valuation methods of investments and associates:

Investments and Associates	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	116,904	9,249
Valued at Fair Value	76,604	105,500
Valued by Equity Method of Accounting	28,750	38,924

Sectoral distribution of investments and associates:

Investments and Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	-	-
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	14,456	9,249
Other Investments	207,802	144,424

Quoted investments and associates:

Investments and Associates	Current Period	Prior Period
Quoted at Domestic Stock Exchange	76,604	105,500
Quoted at International Stock Exchanges	-	-

Investments and associates sold during the current period

None.

Investments and associates acquired during the current period

	Purchase Price	Market or Stock Price at Acquisition Date (if quoted)	Payment (in Cash or Term Acquisition)
Doğuş Otomotiv Holding AŞ	107,520	-	in Cash

(Billions of Turkish Lira as restated for the effects of inflation

5.1.10 Subsidiaries (Net)

5.1.10.1 Subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share- If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Lasaş Lastik San.Ve Tic.AŞ	İstanbul/Turkey	99.99	99.99
2	Garanti Bilişim Teknolojisi Ve Tic. AŞ	İstanbul/Turkey	100.00	100.00
3	Petrotrans Nakliyat Ticaret AŞ (1)	İstanbul/Turkey	99.60	99.60
4	Ana Konut Danışmanlık AŞ	İstanbul/Turkey	100.00	100.00
5	Doğuş Hava Taşımacılığı AŞ	İstanbul/Turkey	96.49	100.00
6	Garanti Ödeme Sistemleri AŞ (1)	İstanbul/Turkey	99.92	100.00
7	Doğuş İnsan Gücü AŞ (1)	İstanbul/Turkey	64.10	100.00
8	Doğuş Hiz Yön Ve Org. Danış AŞ (1)	İstanbul/Turkey	89.00	100.00
9	Doğuş Turizm Sağlık Yat. İşlt. Tic. AŞ	İstanbul/Turkey	100.00	100.00
10	Sititur Turizm Taşımacılık Org. AŞ	İstanbul/Turkey	99.82	100.00
11	Galata Araştırma Yayıncılık Tanıtım Ve Bilişim Teknoloji Hizmetleri AŞ	İstanbul/Turkey	100.00	100.00
12	Şahintur Şahinler Otelcilik Turz.Yat.İşl.AŞ	Aydin/Turkey	100.00	100.00
13	Konaklı Turizm Temizlik Taşımacılık Org. Bilgisayar Danışmanlık Yapı Ve Tic. AŞ	İstanbul/Turkey	99.97	100.00
14	Garanti Finansal Kiralama AŞ	İstanbul/Turkey	94.10	98.93
15	Garanti Factoring Hiz.AŞ	İstanbul/Turkey	55.41	81.84
16	Garanti Yatırım Menkul Kıymetler AŞ	İstanbul/Turkey	100.00	100.00
17	Garanti Portföy Yönetimi AŞ	İstanbul/Turkey	100.00	100.00
18	Garanti Sigorta AŞ	İstanbul/Turkey	100.00	100.00
19	Garanti Hayat Sigorta AŞ	İstanbul/Turkey	99.36	100.00
20	Garanti Gayrimenkul Yatırım Ortaklığı AŞ	İstanbul/Turkey	50.98	50.98
21	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
22	Bosphorus Financial Services Ltd	Valetta/Malta	99.99	100.00
23	Garanti Bank Moscow	Moscow/Russia	78.35	99.85
24	Instruments Finance Company	Cayman Islands	100.00	100.00
25	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
26	Garanti Fund Management Co. Ltd	Valetta/Malta	99.99	100.00
27	Ottoman Real Estate Company S.A.	Luxemburg	99.00	100.00
28	IOB Bank Offshore Ltd.	Girne / Northern Cyprus	100.00	100.00
29	KFS	Dublin/Ireland	100.00	100.00
30	UTGB	Jersey/Channel Islands	100.00	100.00

(1) Inflation adjusted financial statements are not available.

(Billions of Turkish Lira as restated for the effects of inflation

	Total Assets	Shareholders' Equity	Total Property & Equipment	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	43,904	40,331	38,406	92	1	-10,769	9,290	
2	7,279	3,256	1,491	250	250	9,901	-85,771	
3	300	-33	-	1	-	-65	-146	
4	284,582	261,078	256,278	277	-	-32,970	-2,757	
5	13,225	12,815	2	42	-	859	-93,284	
6	1,488	553	217	-	63	435	-	
7	886	-91	236	24	16	320	(1) 514	
8	1,160	1,149	39	-	93	47	1,071	
9	150,110	150,095	143,387	325	-	18,675	-15,163	
10	71,298	71,285	67,189	582	-	2,803	-44,704	
11	142	62	131	3	-	75	-267	
12	5,237	5,237	4,798	178	178	46	-1,996	
13	9,403	9,352	8,682	10	-	-478	-4,017	
14	253,071	62,779	3,445	45,507	980	24,986	-40,422	
15	93,715	17,152	441	1,918	-	7,604	-59,546	16,740
16	11,224	10,343	3,936	2,581	2,581	-3,780	-18,127	
17	8,412	5,962	3,079	1,811	1,529	-1,132	-498	
18	63,411	17,204	12,903	2,404	1,467	1,003	-24,305	
19	37,250	15,372	5,168	5,571	2,878	-142	-6,540	
20	57,399	57,342	39,475	5,364	2,133	-3,290	-10,185	13,811
21	2,558,521	229,424	67,576	163,817	16,007	12,878	9,164	
22	549	512	-	-	-	-80	432	
23	150,513	35,758	1,467	13,627	5,981	-13,836	-2,777	
24	30	21	-	-285	-	-3,231	3,212	
25	25,679	11,786	16	2,453	-	1,296	6,272	
26	1,978	62	93	-	-	-305	207	
27	2,463	116	2,403	-	-	72	-207	
28	1,105	1,049	73	37,189	2,197	166,891	-169,040	
29	-	1,678	-	755	-	-1,343	(2) 3,021	
30	69	-129,357	-	307	-	-20,373	-110,583	

(1) For the nine-month period ended 30 September 2002

(2) For the three-month period ended 31 March 2002

(Billions of Turkish Lira as restated for the effects of inflation

5.1.10.2 Movement of subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**948,553**	**920,116**
Movements during the Period		
Acquisitions and Participations in Capital Increases	66,443	419,327
Bonus Shares Received	2,163	1,508
Dividends from Current Year Profit	588	1,026
Sales (-)	16,644	510,160
Reclassifications (+/-)	-1,499	155,168
Difference between Market Values and Inflation-Adjusted Values	-3,977	-
Effect of Difference betweeen Devaluation and Inflation Rates on Investments in Foreign Currencies	-4,958	16,544
Impairment Losses (-)	11,229	54,976
Balance at End of Period	**979,440**	**948,553**
Capital Commitments	45,209	39,067
Share Percentage at the End of Period (%)	-	-

Valuation methods of subsidiaries:

Subsidiaries	Current Period	Prior Period
Valued at Inflation-Adjusted Historical Costs	400,538	396,617
Valued at Fair Value	16,316	24,821
Valued by Equity Method of Accounting	562,586	527,115

Sectoral distribution of subsidiaries:

Subsidiaries	Current Period	Prior Period
Banks	249,789	259,406
Insurance Companies	36,373	31,010
Factoring Companies	9,275	10,895
Leasing Companies	58,721	58,721
Finance Companies	63,560	84,753
Other Subsidiaries	561,725	503,768

Quoted subsidiaries:

Subsidiaries	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	16,316	24,821
Quoted at International Stock Exchanges	-	-

Subsidiaries disposed during the current period:

Subsidiary	Selling Price	Market or Stock Price ot Selling Date (if quoted)	Collection (in Cash or Term Sale)
Basic Bank	Liquidated	-	-
Clover Bank Off-Shore Ltd	Liquidated	-	-
Ottoman Finance Company SA	Liquidated	-	-
Pera Yapı ve San. AŞ	Liquidated	-	-
Ottoman Investment Company SA	Liquidated	-	-

Subsidiaries acquired during the current period:

None.

5.1.11 Other investments

5.1.11.1 Commitments for joint ventures

None.

5.1.11.2 Detailes for joint ventures

None.

5.1.11.3 Information for joint ventures of banks not subject to consolidation

None.

5.1.11.4 Accounting method applied for joint ventures

None.

5.1.12 Lease receivables (Net)

5.1.12.1 Maturity analysis of lease receivables

None.

5.1.12.2 Net investment for financial lease

None.

5.1.12.3 Financial lease agreements

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.13 Receivables on term sales of assets included in "Miscellaneous Receivables"

Receivables on Sale of	Current Period	Prior Period
Investments, Associates, Subsidiaries and Joint Ventures	-	346,163
Real Estates	-	-
Other Assets	1,423	1,862

5.1.14 Accrued interest and income

5.1.14.1 Accrued interest and income on loans

Accrued Interest and Income on Loans	Current Period		Prior Period	
	TL	FC	TL	FC
Uncollected Interest Income	3,188	4,676	10,994	782
Interest Income Accruals	29,552	185,593	35,838	320,789
Uncollected Commissions and Other Income	79	124	161	128
Commissions and Other Income Accruals	4,733	719	2,861	263

5.1.14.2 Other accrued interest and income

Other Accrued Interest and Income Receivable on	Current Period		Prior Period	
	TL	FC	TL	FC
Trading Securities	6,643	27,014	1,178	28,108
Investment Securities Available-for-Sale	2,608	39,209	-	-
Investment Securities Held-to-Maturity	104,301	401,783	29,194	368,627
Reverse Repurchase Agreements	-	-	-	-
Reserve Deposits	13,612	1,316	9,011	-
Financial Derivative Instruments:	3,418	1,009	2,029	1,274
Interest and Income Accruals	*3,418*	*1,009*	*2,029*	*1,274*
Income Accruals for Foreign Exchange Gains	-	-	-	-
Financial Leases	-	-	-	-
Other	9,375	3	8,956	2,502

(Billions of Turkish Lira as restated for the effects of inflation

5.1.15 Property and equipment (Net)

	Real Estates	Leased Equipment	Vehicles	Other Tangible Assets	Total
Balance at End of Prior Period:					
Cost	878,583	-	32,679	749,455	1,660,717
Accumulated Depreciation (-)	-105,638	-	-18,141	-500,917	-624,696
Net Book Value	772,945	-	14,538	248,538	1,036,021
Net Effects of Prior Years Corrections to Balance at Beginning of Current Period (1)	-	53,790	-706	-55,196	-2,112
Balance at End of Current Period:					
Restated Net Book Value at Beginning of Current Period	772,945	53,790	13,832	193,342	1,033,909
Additions	291,239	3,677	1,599	25,879	322,394
Disposals (-)	-95,645	-	-1,399	-1,173	-98,217
Impairment Losses/Releases (-/+)	23,362	-	-	-	23,362
Depreciation Expense for Current Period (-)	-11,206	-12,059	-3,451	-56,543	-83,259
Currency Translation Differences on FC Assets	-	-	-	-	-
Net Book Value at End of Current Period	**980,695**	**45,408**	**10,581**	**161,505**	**1,198,189**

(1) Explained in section 3.11.

5.1.15.1 Disclosure for impairment losses or releases individually material for financial statements:

Conditions for allocating/releasing any impairment:

A part of impairment losses provided in prior periods in the amount of TL11,845 billion, has been released in the current period based on the results of the updated independent appraisal reports.

Amount of impairment losses provided or released in financial statements during current period:

It amounts to TL11,845 billion.

5.1.15.2 Other impairment losses provided or released in current period that are immaterial for the financial statement individually:

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.1.16 Intangible Assets

5.1.16.1 Useful lives and amortisation rates

Intangible assets include merely pre-operating expenses. The estimated useful lives of such assets vary between 5 and 10 years.

5.1.16.2 Amortisation methods

Intangible assets are amortised on a straight-line basis from the date of capitalisation.

5.1.16.3 Balances at beginning and end of current period

	Beginning of Period		End of Period	
Intangible Assets	**Cost**	**Accumulated Amortisation**	**Cost**	**Accumulated Amortisation**
Pre-operating Expense	53,647	30,478	80,675	53,259

5.1.16.4 Movements of intangible assets for the current period

	Current Period
Net Book Value at End of Prior Period	**23,169**
Net Effects of Prior Years Corrections to Balance at Beginning of Current Period (1)	7,796
Restated Net Book Value at Beginning of Current Period	**30,965**
Additions	6,733
Additions due to Mergers, Transfers and Acquisition	-
Disposals (-)	-5
Impairment Losses/Releases (-/+)	-
Amortisation Expense for Current Period (-)	-10,277
Currency Translation Differences on FC Assets	-
Other	-
Net Book Value at End of Current Period	**27,416**

(1) Explained in section 3.11.

5.1.16.5 Details for any individually material intangible assets

None.

5.1.16.6 Intangible assets capitalised under government incentives at fair values

None.

5.1.16.7 Revaluation method of intangible assets capitalised under government incentives and valued at fair values at capitalisation dates

None.

5.1.16.8 Net book value of intangible asset that are restricted in usage or pledged

(Billions of Turkish Lira as restated for the effects of inflation

5.1.16.9 Commitments to acquire intangible assets

None.

5.1.16.10 Disclosure on revalued intangible assets

None.

5.1.16.11 Research and development costs expensed during current period

None.

5.1.16.12 Goodwill

None.

5.1.16.13 Movements in goodwill during current period

None.

5.1.17 Other assets

5.1.17.1 Prepaid expenses, taxes and similar items

	Current Period	Prior Period
Prepaid Expenses	50,600	65,461
Deferred Tax Assets	350,506	481,763

5.1.17.2 Components of other assets excluding off-balance sheet items exceeding 10% of total assets

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**187,994**	-	**648,013**	**874,360**	**198,756**	**61,066**	-
Foreign Currency Deposists	**2,171,970**	-	**3,936,085**	**1,858,035**	**396,878**	**60,561**	**181,419**
Residents in Turkey	1,993,399	-	3,745,412	1,792,583	384,906	55,222	166,614
Residents in Abroad	178,571	-	190,673	65,452	11,972	5,339	14,805
Public Sector Deposits	**4,740**	-	**313**	**173**	-	**44**	**19**
Commercial Deposits	**486,343**	-	**735,231**	**497,342**	**255,817**	**61,900**	-
Other	**78,581**	-	**11,597**	**17,632**	**24,797**	**11**	**23**
Precious Metal Deposits	**4,702**	-	**34,782**	-	-	-	-
Bank Deposits	**22,695**	-	**351,523**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	11,111	-	15,608	-	-	-	-
Foreign Banks	5,663	-	335,915	-	-	-	-
Special Purpose Financials Institutions	72	-	-	-	-	-	-
Other	5,849	-	-	-	-	-	-
Total	**2,957,025**	-	**5,717,544**	**3,247,542**	**876,248**	**183,582**	**181,461**

Prior Period

	Demand	7 Days Notice	Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over
Saving Deposits	**147,456**	-	**988,742**	**348,111**	**113,576**	**155,227**	**7,767**
Foreign Currency Deposists	**1,909,774**	-	**4,702,866**	**1,821,422**	**280,587**	-	-
Residents in Turkey	1,693,901	-	4,447,432	1,473,239	152,069	-	-
Residents in Abroad	215,873	-	255,434	348,183	128,518	-	--
Public Sector Deposits	**1,954**	-	**12,417**	-	-	-	-
Commercial Deposits	**392,804**	-	**827,159**	**156,555**	**99,420**	**85,195**	-
Other	**61,480**	-	**35,571**	-	-	-	-
Precious Metal Deposits	**4,236**	-	**44,339**	-	-	-	-
Bank Deposits	**22,158**	-	**976,852**	-	-	-	-
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	5,518	-	295,218	-	-	-	-
Foreign Banks	16,640	-	681,634	-	-	-	-
Special Purpose Financials Institutions	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**2,539,862**	-	**7,587,946**	**2,326,088**	**493,583**	**240,422**	**7,767**

(Billions of Turkish Lira as restated for the effects of inflation

5.2.1.1 Saving deposits covered by the guarantee of Saving Deposit Insurance Fund and excesses over the deposit insurance limit

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	1,262,740	1,100,208	700,726	629,954
Foreign Currency Saving Deposits	3,524,315	4,041,651	2,810,681	2,304,904
Other Deposits	3,400	7,913	33,310	35,531
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-		
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-		

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance coverage

None.

5.2.1.3 Saving deposits out of the limits of Saving Deposit Insurance Fund

Saving Deposits at	Current Period	Prior Period
Foreign Branches	421,084	583,004
Off-Shore Branches	-	-

5.2.2 Funds from repurchase transactions

	Current Period		Prior Period (*)	
	TL	FC	TL	FC
Domestic Transactions	**271,370**	**-**		
Financial Institutions and Organizations	150,000	-		
Other Institutions and Organizations	82,961	-		
Individuals	38,409	-		
Foreign Transactions	**161**	**801,975**		
Financial Institutions and Organizations	-	801,975		
Other Institutions and Organizations	4	-		
Individuals	157	-		

(*) As the repurchase agreements included on balance sheet since 1 February 2002 after the amendments to the Uniform Chart of Accounts for Bank, the prior period figures are not presented.

5.2.3 Funds borrowed

	Current Period		Prior Period	
	TL	FC	TL	FC
Short-term	204,428	1,839,531	66,476	2,994,623
Medium and Long-term	2,000	514,214	0	1,084,790

5.2.3.1 Disclosures for concentration areas of the Bank's commitments

(Billions of Turkish Lira as restated for the effects of inflation

5.2.4 Disclosure for securities issued

None.

5.2.4.1 Convertible bonds

None.

5.2.4.2 Maturity, interest and currency profile of securities issued

None.

5.2.5 Funds

None.

5.2.6 Miscellaneous payables

	Current Period	Prior Period
Cash Collaterals Received	547	565

5.2.6.1 Nature of cash collaterals received

Cash collaterals received consist of deposits blocked for loans, export and import transactions.

5.2.7 Components of other liabilities excluding off-balance sheet items exceeding 10% of total liabilities

None.

5.2.8 Taxes and other duties payable

5.2.8.1 Information on taxes payable:

	Current Period	Prior Period
Corporate Taxes Payable	-	-
Taxation on Securities Income	20,007	25,464
Taxation on Real Estates Income	168	164
Banking Insurance Transaction Tax	6,155	28,615
Foreign Exchange Transaction Tax	1,040	1,475
Value Added Tax Payable	53	60
Other	5,864	9,560

(Billions of Turkish Lira as restated for the effects of inflation

5.2.8.2 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	-	-
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	-	5
Bank Pension Fund Premium-Employer	-	175
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	131	117
Unemployment Insurance-Employer	97	-
Other	-	-

5.2.9 Factoring payables

None.

5.2.10 Criterias, limitations and commitments of leasing agreements

The agreements are made with purchase options. The payments are usually made in equal instalments.

5.2.10.1 Changes in agreements and further commitments arising

None.

5.2.10.2 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Upto 1 Year	-	-	-	-
1-4 Years	11,808	10,127	-	-
More than 4 Years	-	-	-	-
Total	-	-	-	-

5.2.10.3 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "Other Assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.10.4 "Sale-and-lease-back" agreements

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.2.11 Accrued interest and expenses

Accrued Interest and Expenses on	Current Period		Prior Period	
	TL	FC	TL	FC
Deposits	120,464	18,313	72,959	30,982
Funds Borrowed	10,661	13,265	10,955	47,270
Securities Issued	-	-	-	-
Repurchase Agreements	353	683	-	-
Financial Derivative Instruments:	1,475	1,170	216	1,111
Interest and Expense Accruals	*1,475*	*1,170*	*216*	*1,111*
Expense Accruals for Foreign Exchange Losses	-	-	-	-
Other	5,754	15,340	3,112	12,511

5.2.12 Provisions and subordinated loans

5.2.12.1 General provisions

	Current Period	Prior Period
General Provision for		
Loans and Receivables in Group I	21,423	22,599
Loans and Receivables in Group II	1,017	85
Non-Cash Loans	4,330	5,728
Other	8,437	16,104

5.2.12.2 Reserve for employee termination benefits and notification indemnity

	5. PP(1)	4. PP(1)	3. PP(1)	2. PP(1)	Prior Period(1)	Current Period
Actual Payments of Employee Termination Benefits and Notification Indemnity	113	436	893	2,926	3,813	2,794
Reserve for Employee Termination Benefits and Notification Indemnity	3,290	6,554	11,784	17,271	27,853	43,273
Actual Payment Coverage	3.43	6.65	7.58	16.94	13.69	6.46
Reserve Coverage for Employee Termination Benefits and Notification Indemnity	50.70	40.71	39.61	38.61	34.36	24.43
Reserve for Possible Employee Termination Benefits and Notification Indemnity	1,668	2,668	4,668	6,668	9,570	10,570

(1) Prior period amounts are not restated for the effects of inflation as of 31 December 2002.

5.2.12.3 Commitments for retirement rights

Commitments for foundations established based on "Social Security Institution":

None.

Commitments for foundations providing benefits for retired employees:

(Billions of Turkish Lira as restated for the effects of inflation

5.2.12.4 Timing and amount of expected payments of provisions considering uncertainities

None.

5.2.12.5 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	20,000	-

5.2.13 Subordinated loans

None.

5.2.14 Information on shareholders'equity

5.2.14.1 Paid-in capital

	Current Period	Prior Period
Common Stock	791,748	750,000
Preferred Stock	-	-

5.2.14.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Stock	791,748	1,000,000
Preferred Stock	-	-

5.2.14.3 Capital increases in current period

Date of Increase	Amount of Increase	Cash	Reserves	Other
9 September 2002	41,748	-	-	41,748

5.2.14.4 Sources of capital increases in current period

Revaluation of Property and Equipment	Revaluation of Investments	Profit on Sale of Real Estates	Profit on Sale of Investments	Revaluation Fund on Special Costs
-	-	41,610	138	-

5.2.14.5 Capital commitments for financial year and following period

None.

5.2.14.6 Information on priority rights of preferred stocks

None.

5.2.14.7 Common stock issue premiums, shares and equity instruments

	Current Period	Prior Period
Number of Shares (thousand)	1,583	1,500
Preferred Stock		
Common Stock Issue Premium		
Common Stock Canceling Profit		
Other Equity Instruments		
Total Common Stock Issue	791,748	750,000

5.2.14.8 Securities value increase fund

Securities Value Increase Fund from	Current Period		Prior Period	
	TL	FC	TL	FC
Investments, Associates and Subsidiaries	-	-	-	-
Investment Securities Available-for-Sale	1,446	12,739	-	-
Investment Securities subject to "Structural" Position	-	-	-	-

Securities in Foreign Currency	Current Period	Prior Period
Value Increase Fund for Securities in Foreign Currency	12,739	-
Foreign Exchange Gain on Common Stocks Included Above	-	-

Accounting for foreign exchange gains/losses on investments, associates, subsidiaries and common stocks in investment securities available-for-sale:

Such gains/losses are posted to the statement of operations as foreign exchange gains/losses. There are no foreign currency common stocks in investment securities available-for-sale.

Any foreign exchange gains/losses classified under shareholders' equity in prior periods:

None.

5.2.14.9 Revaluation fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	1,904	-	1,904	-
Gain On Sale of Investments, Associates and Subsidiaries and Real Estates as Source for Capital Increases	-	-	-	-
Revaluation Fund on Leasehold Improvements	-	-	-	-

5.2.14.10 Increases in revaluation fund during current period

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.2.14.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	-	155,820
II. Legal Reserve	-	95,579
Other	-	-

5.2.14.12 Extraordinary reserves

	Current Period	Prior Period
Reserves Allocated at the General Assembly	-	42,490
Retained Earnings	-	-
Accumulated Losses	-	-
Foreign Currency Exchange Difference on Share Capital	282	-

5.2.14.13 Shareholders having more than 10% share in capital and/or voting right

Name/Commercial Title	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	436,113	55.08%	436,113	-

5.3 Statement of operations

5.3.1 Interest Income

5.3.1.1 Interest income received from investments, associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments, Associates and Subsidiaries	111,561	72,934

5.3.1.2 Income from financial lease

None.

5.3.1.3 Interest income received from reverse repurchase agreements

None.

5.3.1.4 Interest income from factoring receivables

None.

5.3.2 Interest Expense

5.3.2.1 Interest expenses paid to investments, associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments, Associates and Subsidiaries	28,973	68,805

(Billions of Turkish Lira as restated for the effects of inflation

5.3.2.2 Expenses on financial lease

	Current Period	Prior Period
Financial Leasing Expenses	2,443	4,196

5.3.2.3 Maturity structure of the interest expense on deposits

Account Description	Demand Deposits	Time Deposits					Total
		Upto 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	
TL							
Bank Deposits	848	49,440	-	-	-	-	50,288
Saving Deposits	2,327	567,785	307,748	105,647	26,486	23,822	1,033,815
Public Sector Deposits	206	145	1,231	1	21	10	1,614
Commercial Deposits	2,509	412,215	69,669	80,745	28,829	786	594,753
Other	783	5,766	17,223	5,090	320	14	29,196
"7 Days Notice" Deposits	-	-	-	-	-	-	-
Total TL	**6,673**	**1,035,351**	**395,871**	**191,483**	**55,656**	**24,632**	**1,709,666**
FC							
Foreign Currency Deposits	5,387	112,529	75,204	14,919	5,970	11,565	225,574
Bank Deposits	-	80,104	-	-	-	-	80,104
Precious Metal Deposits	-	6	29	13	6	-	54
Total FC	**5,387**	**192,639**	**75,233**	**14,932**	**5,976**	**11,565**	**305,732**
Total	**12,060**	**1,227,990**	**471,104**	**206,415**	**61,632**	**36,197**	**2,015,398**

5.3.2.4 Interest expense on repurchase agreements

	Current Period		Prior Period (*)	
	TL	FC	TL	FC
Interest Paid on Repurchase Agreements	112,822	10,241	-	-

(*) As the repurchase agreements included on balance sheet since 1 February 2002 after the amendments to the Uniform Chart of Accounts for Banks, the prior period balances were not presented.

5.3.2.5 Interest expenses on factoring payables

None.

5.3.3 Net income/losses on investment securities held-to-maturity

None.

5.3.4 Other operating income

Other operating income consist of collection or reversals of prior year provisions, transfers of

(Billions of Turkish Lira as restated for the effects of inflation

5.3.5 Provision expenses for loans and other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	38,023	211,885
Unsecured	-	-
Others	*38,023*	*211,885*
General Provisions	2,793	-
Impairment Losses on Securities	959	5,854
Other Impairment Losses **(1)**	127,608	302,222
Other	-829	19,440

(1) consist of impairment losses for investments, associates, subsidiaries, investment securities held-to-maturity and assets held for resale

5.3.6 Other operating expenses

	Current Period	Prior Period
Personnel Costs	209,298	230,871
Reserve for Employee Termination Benefits	1,122	1,715
Deficit provision for Pension Fund	-	-
Depreciation Expenses	83,259	68,279
Amortisation Expenses	10,277	8,994
Other Operating Expenses	271,168	253,186
Repair and Maintenance Expenses	*13,411*	*9,545*
Advertisement Expenses	*51,572*	*32,021*
Other Expenses	*206,185*	*211,620*
Loss on Sales of Assets	22,161	23,887
Operational Leasing Expenses	30,784	48,144
Other	98,291	248,663
Total	**726,450**	**883,739**

Goodwill amortisation:

None.

5.3.7 Profit/losses from investments, associates and subsidiaries

5.3.7.1 Profit and losses

Profit/Losses from	Current Period	Prior Period
Subsidiaries (+/-)	56,076	156,748
Investments and Associates (+/-)	135	214

5.3.7.2 Profit/losses from investments and associates included in statement of operations on basis of equity accounting as a separate item

5.3.7.3 Profit or loss from transactions with companies and individuals in the Bank's risk group

None.

5.3.8 Extraordinary income/expense

None.

5.3.9 Net profit and loss

5.3.9.1 Any further explanation on operating results needed for proper understanding of the Bank's performance

None.

5.3.9.2 Any changes in estimations that may affect materially the current and subsequent period results

None.

5.3.10 Quantification of any changes in accounting estimates that had material effect in the current period and may affect materially the subsequent periods

None.

(Billions of Turkish Lira as restated for the effects of inflation

5.4 Off-balance Sheet Items

5.4.1 Guarantees and sureties

5.4.1.1 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Loan Risks	352,830	371,707
With Original Maturity of 1 Year or Less	*42,925*	*4,558*
With Original Maturity of more than 1 Year	*309,905*	*367,149*
Other Non-Cash Loans	4,382,439	5,688,191
Total	**4,735,269**	**6,059,898**

5.4.1.2 Details of non-cash loans

Sectoral distribution of non-cash loans :

	Current Period				Prior Period			
	TL	(%)	FC	(%)	TL	(%)	FC	(%)
Agriculture	**18,760**	**2.12**	**81,864**	**2.13**	**20,333**	**2.02**	**174,947**	**3.46**
Farming and Stockbreeding	11,880	1.35	64,653	1.68	12,091	1.20	154,466	3.06
Forestry	6,856	0.77	17,211	0.45	8,176	0.81	20,389	0.40
Fishery	24	0.00	-	0.00	64	0.01	92	0.00
Manufacturing	**283,013**	**31.99**	**2,092,056**	**54.33**	**368,848**	**36.56**	**2,470,531**	**48.91**
Mining	20,324	2.30	133,302	3.46	23,117	2.29	223,391	4.42
Production	262,689	29.69	1,958,754	50.87	345,731	34.27	2,246,134	44.47
Electric, Gas, Water	-	0.00	-	0.00	-	0.00	1,006	0.02
Construction	**126,287**	**14.27**	**619,108**	**16.08**	**133,472**	**13.23**	**770,103**	**15.25**
Services	**378,494**	**42.78**	**649,743**	**16.87**	**441,760**	**43.79**	**905,651**	**17.93**
Wholesale and Retail Trade	236,358	26.72	372,708	9.68	247,522	24.53	481,166	9.53
Hotel, Food and Beverage Services	10,964	1.24	44,265	1.15	7,837	0.78	31,553	0.62
Transportation and Telecommunication	23,924	2.70	56,628	1.47	30,373	3.01	71,287	1.41
Financial Institutions	103,743	11.73	168,131	4.37	153,439	15.21	311,153	6.16
Real Estate and Renting Services	-	0.00	-	0.00	-	0.00	-	0.00
"Self-Employment" Type Services	-	0.00	-	0.00	-	0.00	-	0.00
Educational Services	830	0.09	1,164	0.02	899	0.09	882	0.02
Health and Social Services	2,675	0.30	6,847	0.18	1,690	0.17	9,610	0.19
Other	**78,141**	**8.84**	**407,803**	**10.59**	**44,494**	**4.40**	**729,759**	**14.45**
Total	**884,695**	**100.00**	**3,850,574**	**100.00**	**1,008,906**	**100.00**	**5,050,992**	**100.00**

(Billions of Turkish Lira as restated for the effects of inflation

Non-cash loans classified in Group I and II:

	Group I		Group II	
Non-Cash Loans	**TL**	**FC**	**TL**	**FC**
Letters of Guarantee	883,032	2,498,298	283	38
Bank Acceptances	-	399,253	-	1,084
Letters of Credit	-	946,793	-	3,387
Endorsements	-	-	-	-
Underwriting Commitments	-	-	-	-
Other Commitments and Contingencies	-	-	-	-

5.4.2 Commitments

5.4.2.1 Irrevocable commitments

	Current Period
Letters of Guarantee in Foreign Currency	2,466,183
Letters of Guarantee in TL	884,695
Letters of Credit	779,525
Bank Acceptances	232,818
Prefinancing	20,425
Total	**4,383,646**

5.4.2.2 Possible losses from off-balance sheet items

None.

5.4.2.3 Pledges, mortgages, other restrictions and acquisition commitments on tangible assets

None.

5.4.2.4 Explanation for the following matters separately from other conditional commitments

The Bank's share in commitments for joint venture:

None.

Accounting method of commitments:

The Bank has capital commitments in the amount of TL 45,479 billion for its investments, associates and subsidiaries. Furthermore, there are letters of guarantee in the amount of TL 40,733 billion issued for several entities for the Bank's own business. These commitments are included in the Bank's off-balance sheet accounts.

(Billions of Turkish Lira as restated for the effects of inflation

5.4.3 Financial derivative instruments

	Derivative Transactions by Nature			
	Trading		Hedging	
	Current Period	Prior Period	Current Period	Prior Period
Types of Trading Transactions				
Foreign Currency Related Derivative Transactions:	-	-	-	--
Forwards	2,880,362	4,872,395	-	--
Currency Swaps	312,841	149,396	-	--
Futures	-	-	-	--
Options	-	-	-	--
Total of FC Derivative Transactions (I)	**3,193,202**	**5,021,791**	-	--
Interest related derivative transactions :	-	-	-	--
Interest Rate Swaps	-	3,832	-	--
Forward Rate Agreements (FRA)	-	-	-	-
Interest Rate Options	-	-	-	-
Other Interest Rate Agreements	-	-	-	-
Future Interest Rate Transactions	-	-	-	-
Interest Rate Options	-	-	-	-
Total of Interest Derivative Transaction (II)	-	**3,832**	-	-
Total Trading Derivative Transactions (I+II)	**3,193,202**	**5,025,623**	-	-
Type of Hedging Transactions				
Fair Value Hedges(2):	-	-	-	-
Future Currency Transactions	-	-	-	-
Swap Interest Rate Transactions	-	-	-	-
Total	-	-	-	-
Cash Flow Hedges (3):	-	-	-	-
Swap Currency Transactions	-	-	-	-
Currency Call Options	-	-	-	-
Total	-	-	-	-
Total Hedging Related Derivatives (4).	-	-	-	-
Total Derivative Transactions	**3,193,202**	**5,025,623**	-	-

(1) Change In Shares of Convertable Bonds
(2) Derivative Transactions for Fair Value Hedges
(3) Derivative Transactions for Cash Flow Hedges
(4) Total Hedging Related Derivative Transactions

5.4.4 Services rendered on behalf of customers

The Bank acts as an investment agent for banking transactions on behalf of its customers and provides custody services. Such transactions are followed under off-balance sheet accounts.

5.4.5 The Bank's latest international risk ratings

MOODY'S (July 2002)

Long Term FC Deposit	*B3*
Long Term TL Deposit	Baa2
Short Term TL Deposit	Prime-2
Deposit Outlook	*Stable*
FSR	D+
FSR Outlook	*Negative*

STANDARD AND POORS (July 2002)

Long Term FC Counter Party Credit Rating	B-
Long Term FC Deposits	B-
Outlook	Negative
FC Deposit	B-

FITCH RATINGS (July 2002)

Foreign Currency	
Short Term and Long Term	B
Outlook	Stable
Individual	D/E
Support	4T
Turkish Lira	
Long Term	B
Outlook	Stable
National	
Long Term	A (tur)
Outlook	Stable

CAPITAL INTELLIGENCE

Long Term FC Obligations	B
Short Term FC Obligations	C
Domestic Strength	BBB-
Support	2
Outlook	Negative

5.5 Statement of changes in shareholders' equity

5.5.1 Any increases arising from first-time application of accounting for financial instruments

5.5.1.1 Increases from valuation of investment securities available-for-sale

A gain of TL 14,185 billion from valuation of investment securities available-for-sale at their fair values, is recorded as a current period increase in equity under "securities value increase fund" on the statement of changes in shareholders' equity.

(Billions of Turkish Lira as restated for the effects of inflation

5.5.1.2 ***Increases due to cash flow hedges:*** None

5.5.1.3 ***Reconciliation of foreign exchange differences at beginning and end of current period***

The reconciliation has been completed.

5.5.2 Any decreases arising from first-time application of accounting for financial instruments

5.5.2.1 ***Decreases from valuation of investment securities available-for-sale:*** None.

5.5.2.2 ***Decreases due to cash flow hedges:*** None.

5.5.3 Dividends

5.5.3.1 ***Any dividends declared after date of balance sheet but before publishing financial statements:*** None.

5.5.3.2 ***Earnings per share to be distributed to shareholders after balance sheet date***

This will be decided during the General Assembly, currently, there is not any offers.

5.5.4 Transfers to legal reserves

	Current Period	Prior Period
Transfer from retained earnings	-	19,161

5.5.5 Share certificate issuance

None.

5.5.6 Effects of prior years' corrections to beginning balances of current period

The effects of applying "Regulation on Accounting Standards" for the first time as of 1 October 2002 and of the prior years corrections for property and equipment and intangible assets, as mentioned in section 3.11, are reflected in the statement of changes in shareholders' equity as correction to the opening balance sheet.

5.5.7 Compensation of prior periods losses

The inflation-adjusted value of Bank's paid capital is TL 1,536,747 billion. There has been an increase in paid-in capital by TL 41,748 billion to TL 791,478 billion during the current period as explained in section 5.2.13. Furthermore, on 28 November 2002 the prior periods losses were netted off with the legal reserves of TL 251,399 billion and the extraordinary reserves of TL 42,490 billion.

(Billions of Turkish Lira as restated for the effects of inflation

5.6 Statement of cash flows

5.6.1 Disclosures for "other" items in statement of cash flows and effect of change in foreign currency rates cash and cash equivalents

The net cash inflows arising from banking operations amount to TL 1,706,268 billion. TL 1,042,058 billion of this amount is generated from the change in operating assets and liabilities, and TL 664,210 billion from operating profit. The net cash outflow from investing activities is TL 1,671,567 billion. The major item is the investments for securities available-for-sale. Besides, due to the adverse effect of changes in foreign currency exchange rates by TL 324,502 billion, cash and cash equivalents decreased to TL 177,559 billion at the end of the current period in comparison to TL 469,803 billion at the beginning of the current period

5.6.2 Cash outflows from acquisition of investments, associates, subsidiaries and other investments

Please refer to sections 5.1.9, 5.1.10 and 5.1.11.

5.6.3 Cash inflows from disposal of investments, associates, subsidiaries and other investments

Please refer to sections 5.1.9, 5.1.10 and 5.1.11.

5.6.4 Cash and cash equivalents at end of current period

	Current Period	**Prior Period**
Cash on Hand	162,597	454,956
Cash in TL	*28,461*	*29,183*
Cash in Foreign Currency	*134,136*	*425,773*
Cash Equivalents	14,962	14,847
Other	*14,962*	*14,847*
TOTAL	**177,559**	**469,803**

5.6.5 Restricted cash and cash equivalents due to legal requirements or other reasons

TL 33,284 billion included in placements at foreign banks is blocked for repayments of funds borrowed through securitisations.

5.6.6 Additional information

5.6.6.1 ***Restrictions on the Bank's potential borrowing:*** None

5.6.6.2 ***Cash inflows presenting increase in operating capacity of the Bank:*** None

5.7 Accounting for entities acquired through mergers and acquisitions (43) : None

(Billions of Turkish Lira as restated for the effects of inflation

5.8 Related party risks

5.8.1 Volume of transactions with the Bank's risk group, lendings and deposits outstanding at period end and income and expenses from transactions incurred during the period

5.8.1.1 Loans and other receivables

Current Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	414,807	50,105	539,738	263,003	442,084	-
Balance at end of period	153,859	28,422	521,281	242,192	-	-
Interest and Commission Income	111,666	176	65,511	1,701	-	-

Prior Period

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	341,309	117,085	106,084	156,833	-	-
Balance at end of period	414,807	50,105	539,738	263,003	442,084	-
Interest and Commission Income	73,613	-	88,682	-	-	-

5.8.1.2 Deposits

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	358,789	239,064	140,450	2,642	-	-
Balance at end of period	114,613	358,789	128,632	140,450	-	-
Interest Expenses	28,973	68,805	38,385	44,439	-	-

5.8.1.3 Derivative transactions

Bank's Risk Group (1)	Investments, Associates and Subsidiaries		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Trading Transactions:						
Beginning of Period	250,589	-	17,468	-	-	-
End of Period	17,167	250,589	-	17,468	-	-
Total Profit/Loss	-41	-	-	-	-	-
Hedging Transactions:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/Loss	-	-	-	-	-	-

(1) As described in the Article 20, clause (2) of Regulation on Establishment and Operations of Banks

(Billions of Turkish Lira as restated for the effects of inflation

5.8.2 The Bank's risk group

5.8.2.1 Relations with companies in risk group of / or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.8.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group compose 10,8% of the Bank's total cash loans and 3,13% of the Bank's total assets.

The non-cash loans of the risk group compose 5,72% of the Bank's total non-cash loans.

The deposits of the risk group compose 1,84% of the Bank's total deposits.

The pricing of transactions with the risk group companies is set in compliance with the market prices.

5.8.2.3 Other matters not required to be disclosed

None.

5.8.2.4 Transactions accounted under equity method

Please refer to sections 5.1.9 and 5.1.10.

5.8.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Garanti Sigorta AŞ, Garanti Hayat Sigorta AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal usage are partly arranged through financial leasing.

(Billions of Turkish Lira as restated for the effects of inflation

5.9 Accounting in hyperinflationary economies

5.9.1 Further disclosure for inflationary accounting

5.9.1.1 Restatement of financial statements of the current and prior periods for the changes in the general purchasing power of Turkish Lira on the balance sheet date

Article 14 (the "Article") of "Regulation on Accounting Standards"; "Accounting Standard for Financial Reporting in Hyperinflationary Economies" is in effect since 1 July 2002.

The Bank's financial statements are restated for the changes in the general purchasing power of Turkish Lira on the balance sheet date in accordance with the Article as mentioned above. The corresponding figures for previous periods are restated in the same terms. In order to define an economy as a hyperinflationary economy, there are certain criteria set in the Article. One characteristic is a cumulative three-year inflation rate approaching or exceeding 100%. Inflationary accounting is applied in accordance with the Article and based on the supplement attached to it including the Turkish nation-wide wholesale price indices published by the State Institute of Statistics. Based on these indices, the three-year inflation rate in Turkey has been 227.29% as of 31 December 2002. Accordingly the financial statements of the Bank are restated for the changes in the general purchasing power of Turkish Lira as of 31 December 2002.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 31 December 2002 and 31 December 2001, are given below:

Date	Index	Conversion factor
31 December 2002	6,478.8	1.000
31 December 2001	4,951.7	1.308
31 December 2000	2,626.0	2.467

The main guidelines for the above-mentioned restatement are as follows:

- Inflationary accounting was applied starting from 1970. For the transactions before 1970, the restatements were made as if they occurred in 1970.

- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

- Non-monetary assets and liabilities are restated from their acquisition dates. The effects of any revaluations made before based on the prior legislations are eliminated.

- The components of shareholders' equity, are restated by applying the relevant conversion factors except for any revaluation surpluses previously recorded. Any capital increases through such surpluses are not considered as contributions of shareholders. Transfers from premises and equipment to capital, are considered as capital contributions of shareholders. As a result of the restatements, any positive differences between the nominal paid-in capital and the restated paid-in capital, are recorded under "capital reserves from inflation adjustments to paid-in capital" in the shareholders' equity.

- All items in the statement of operations are restated by applying the monthly conversion factors.

- As the price indices are announced monthly, the same indices are used for all the transactions of the related month.

- The effect of inflation on the net monetary position of the Bank, is included in the statement of operations as "gain/loss on net monetary position".

- Investments, affiliated companies and other equity shares are either presented at fair values if their fair values are available, or at market values if they are quoted, otherwise restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting any bonus shares received due to revaluation surpluses added to capital and financial expenses capitalised, including foreign exchange differences. Investments, affiliated companies and other equity shares in foreign currencies have been translated into Turkish Lira at foreign exchange rates prevailing at the balance sheet date.

- The restated amount of non-monetary assets are reduced when they exceed the amounts recoverable from the items' future uses taking into consideration criteria like the nature of impairments like permanent or temporary, and the impairment size. Provision for impairments is recognized in the statement of operations. In determination of fair values, prudency and materiality principles are applied in accordance with "Regulation on Accounting Standards".

5.10 Domestic, foreign and off-shore branches and foreign reprensentative offices

	Number of Branches	Number Of Employees			
Domectic Branches	301	7,360	**Country**		
Foreign Representative Offices	5	1	1-SWITZERLAND		
		1	2-GERMANY		
		1	3-RUSSIA		
		2	4-ENGLAND		
		1	5-CHINA		
				Total Assets	**Legal Capital**
Foreign Branches	3	3	1- BAHRAIN	286,438	-
		20	2- LUXEMBOURG	1,829,490	USD 89,500,00
		8	3- MALTA	3,888,084	-

5.11 Significant events and matters arising subsequent to balance sheet date

None.

6 Other disclosures and footnotes

6.1 Other disclosures on the Bank's activities

None.

7 Independent Auditor's Report

7.1 Disclosure on Independent Auditor's Report

The Bank's unconsolidated financial statements as of 31 December 2002, have been audited by Cevdet Suner Denetim ve Yeminli Mali Müşavirlik AŞ (the member firm of KPMG), and an unqualified opinion is expressed in the independent auditor's report dated 21 February 2003.

7.2 Disclosures prepared by Independent Auditor

None.

....